UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

PROVINCE OF NEW BRUNSWICK

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2017

SECURITIES REGISTERED *

(As of close of fiscal year)

Title of Issue N/A	Amounts as to which registration is effective N/A	Names of exchanges on which registered N/A
Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:
PHYLLIS YAFFE Canadian Consulate General 1251 Avenue of the Americas New York, NY 10020
Copies to:
DEANNA L. KIRKPATRICK Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	LEONARD LEE-WHITE Assistant Deputy Minister Treasury Division Province of New Brunswick P.O. Box 6000 Fredericton, NB Canada E3B 5H1

*The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

None.

(b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

2. A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to page 32 of Exhibit 99.1 hereto.

Contents being referenced:

Provincial Purpose Funded Debt Maturity Schedule.

(b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement needs to be furnished as to intergovernmental debt.)

Reference is made to page 34 of Exhibit 99.1 hereto.

Contents being referenced:

Consolidated Funded Debt of the New Brunswick Public Sector.

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to pages 44 to 46 of Exhibit 99.1 hereto.

Contents being referenced:

Funded debt outstanding as of March 31st, 2017.

ii

4. a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

As at March 31, 2017, the total amount held by or for the account of the registrant was as follows:

Date of Maturity	Interest Rate (%)	Series	Amount Outstanding	Amount Held in Sinking Fund	Date Issued

May 15, 2020	9.75	DU	USD 200,000,000	$ 61,335,000	May 1990
May 1, 2022	8.75	EI	USD 200,000,000	15,067,000	May 1992

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

(3) Total amount otherwise outstanding.

Date of Maturity	Interest Rate (%)	Series	Amount Outstanding	Month Issued

May 15, 2020	9.75	DU	USD 138,665,000	May 1990
May 1, 2022	8.75	EI	USD 184,933,000	May 1992
June 15, 2018	2.75	HD	USD 750,000,000	June 2011

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

The Province of New Brunswick sinking fund is a general investment type fund. The Provincial Loans Act and in some cases the terms and conditions of the debenture issue specify the minimum rate at which sinking fund installments will be made. Purchases of bonds into the fund are generally discretionary. Many of the bonds purchased into the fund are New Brunswick or New Brunswick guaranteed bonds. The Province is also permitted to buy debt instruments issued or guaranteed by the Government of Canada or any province of Canada and other debt instruments defined by the Provincial Loans Act.

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Not applicable.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Reference is made to page 48-51 of Exhibit 99.1 hereto.

Contents being referenced:

Funded debt outstanding as of March 31st, 2017.

6.            Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 22 to 32 of Exhibit 99.1 hereto.

iii

Contents being referenced:

Beginning at Revenue and Expenditures of the Province to Net Capital Expenditures

7.         (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously updated.

None.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

iv

This annual report comprises:

(a)          Pages numbered ii to vi consecutively.

(b)          The following exhibits:

99.1	Current Description of the Province of New Brunswick

99.2	Province of New Brunswick 2017-2018 Budget Excerpt (incorporated by reference to Amendment No.1 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated February 21, 2017.)

99.3

Province of New Brunswick Public Accounts for the fiscal year ended March 31, 2017 Volume 1 Financial Statements (incorporated by reference to Amendment No.5 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated October 11, 2017.)

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

v

signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton, New Brunswick, Canada on the 21st day of December 2017.

Province of New Brunswick
By: /s/ Leonard Lee-White Name: Leonard Lee-White Title: Assistant Deputy Minister Treasury Division Department of Finance

vi

EXHIBIT INDEX

Exhibit Number	Description

99.1 99.2 99.3

Current Description of the Province of New Brunswick

Province of New Brunswick 2017-2018  Budget Excerpt (incorporated by reference to Amendment  No.1 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated February 21th, 2017.)

Province of New Brunswick Public Accounts for the fiscal year ended March 31, 2017 Volume 1 Financial Statements (incorporated by reference to Amendment No.5 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated October 11th, 2017.)

vii

Exhibit "99.1" Current Province of New Brunswick Description

December 21st, 2017

1

Exhibit "99.1" Current Province of New Brunswick Description

All dollar amounts herein are in Canadian dollars unless otherwise specified. On December 21st, 2017 the noon spot exchange rate for United States (U.S.) dollars as reported by the Bank of Canada, expressed in Canadian dollars was $1.2842.

Financial data for the Province of New Brunswick ("New Brunswick" or the "Province") have been rounded. Certain information presented in tabular form may not add to the total presented due to such rounding.

Compound annual rates of growth are computed by using the "geometric average method" which is based on first and last year observations of the variables rather than all observations over the period concerned.

2

Exhibit "99.1" Current Province of New Brunswick Description

MAP OF NEW BRUNSWICK

QUÉBEC
Matapédia
Dalhousie
Campbellton
RESTIGOUCHE
Miscou Island
Île Lamèque
Caraquet
Shippagan
Bathurst
GLOUCESTER
Tracadie
Saint-Quentin
MADAWASKA
Edmundston
Gulf of St. Lawrence
Golfe du St-Laurent
Saint-Léonard
VICTORIA
NORTHUMBERLAND
Van Buren
Grand Falls
Grand-Sault
Chatham
Miramichi
PRINCE EDWARD ISLAND
ÎLE-DU-PRINCE-ÉDOUARD
Plaster Rock
Perth-Andover
Rivière Miramichi River
Richibucto
Presque Isle
KENT
Détroit de Northumberland Strait
CARLETON
Doaktown
Bouctouche
MAINE
(U.S.A.)
(É.-U.)
YORK
SUNBURY
QUEENS
Shediac
Houlton
Woodstock
Minto
Chipman
Moncton
WESTMORLAND
Nackawic
Fredericton
Sackville
Fleuve Saint John River
Oromocto
Amherst
ALBERT
NOVA SCOTIA
NOUVELLE-ÉCOSSE
McAdam
Sussex
Alma
KINGS
ST. JOHN
CHARLOTTE
St. Martins
Saint John
St. Stephen
St. George
Calais
St. Andrews
Deer Island
Bay of Fundy
Baie de Fundy
Campobello Island
Grand Manan Island
NEWFOUNDLAND
TERRE-NEUVE
QUÉBEC
P.E.I.
Î.-P.-É.
ONTARIO
Montréal
Ottawa
NOVA SCOTIA
NOUVELLE-ÉCOSSE
Toronto
U.S.A.
É.-U.
Boston
New York

3

Exhibit "99.1" Current Province of New Brunswick Description

SUMMARY OF ECONOMIC AND FINANCIAL INFORMATION FOR NEW BRUNSWICK

The following summary information is qualified in its entirety by the information contained herein:

	Year Ended December 31,
						CAGR[1] %
	2012	2013	2014	2015	2016	2012-2016
	(In millions of dollars unless otherwise indicated)
Economy
Gross domestic product (current dollars)	31,722	31,810	32,388	33,028	34,224	1.9%
Primary household income	21,375	21,812	22,500	22,716	23,606	2.5%
Retail trade	11,022.4	11,089.5	11,487.8	11,728.4	11,943.8	2.0%
Manufacturing sales	19,526.6	20,094.8	18,762.3	16,919.9	16,269.2	-4.5%
Foreign commodity exports	14,902.6	14,459.7	13,031.7	12,210.1	10,642.5	-8.1%
Population (July 1; thousands)	756.8	755.7	754.7	753.9	757.4	0.0%
Employment (thousands)	353.1	354.5	353.9	351.8	351.5	-0.1%
Unemployment rate	10.2%	10.3%	9.9%	9.8%	9.5%	--
Consumer price index (% change)	1.7%	0.8%	1.5%	0.5%	2.2%	--
Gross domestic product (real; % change)	-1.1%	-0.3%	0.1%	2.4%	1.2%	--

Source: Statistics Canada; numbers are subject to adjustment
[1]Compound annual growth rate

	Year Ending March 31,
	2014	2015	2016	2017	Budget Estimates 2018
	(In millions of dollars)
Government Finance
Ordinary Account (Surplus) Deficit	512.8	222.2	56.6	(102.9)	(207.3)
Net Capital Expenditure	405.3	556.9	546.2	579.4	740.9
(Surplus) Deficit on Special Purpose Account	7.5	1.8	3.1	1.7	15.2
(Surplus) Deficit on Special Operating Agency	(34.8)	(16.3)	(1.8)	(10.2)	2.2
Earnings from Sinking Fund	(204.5)	(195.9)	(194.1)	(192.8)	(188.9)
Accounting adjustments on consolidation	(133.0)	134.3	131.4	(107.9)	-
Increase (Decrease) in Net Debt	553.3	703.1	541.4	167.4	362.1
Adjustments related to non-financial assets	47.2	(341.6)	(280.9)	(48.6)	(170.1)
Annual (Surplus) Deficit	600.5	361.4	260.5	118.9	191.9

4

Exhibit "99.1" Current Province of New Brunswick Description

	Year Ended March 31,

	2013	2014	2015	2016	2017
	(In millions of dollars unless indicated)

Provincial Purpose Funded Debt [1]
Gross Provincial Purpose Funded Debt	13,438.30	14,093.60	14,813.40	15,740.50	16,569.60
Less Sinking Funds	3,955.80	3,883.90	4,049.60	4,201.30	4,212.70
Net Provincial Purpose Funded Debt	9,482.50	10,209.70	10,763.80	11,539.20	12,356.90

As a Percent of GDP	29.8%	31.8%	32.7%	33.7%	35.4%

	Year Ended March 31,

	2013	2014	2015	2016	2017
	(In millions of dollars)

Funded Debt Used for Advances to NB Power[2]
Gross Advances	4,685.4	4,566.3	4,607.1	4,514.3	4,422.7
Less Sinking Funds	376.4	404.0	471.3	463.7	503.0
Net Advances	4,309.0	4,162.3	4,135.8	4,050.6	3,919.7

	Year Ended March 31,

	2013	2014	2015	2016	2017
	(In millions of dollars)

Contingent Liabilities	46.8	54.3	42.1	42.4	30.5

[1] Foreign currency issues are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

[2] Foreign currency issues are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange.

5

Exhibit "99.1" Current Province of New Brunswick Description

GENERAL INFORMATION

Introduction

New Brunswick (“New Brunswick” or the “Province”) is located on the eastern seaboard of Canada and is one of the four Atlantic Provinces.  New Brunswick has a total area of 28,355 square miles of which about 12,877 square miles is Crown land owned by the Province.  The St. John River flows for a distance of over 300 miles through the Province to its mouth on the Bay of Fundy.  The Province's population is concentrated principally in the valleys of the St. John and other rivers.

A large part of New Brunswick is covered by forests which constitute a major natural resource.  Other natural resources include fish and shellfish, farmland and base metals, coal, potash, limestone and other minerals.  The location of the Province provides the advantage of cost effective water transportation for its products to export markets in the eastern U.S., Great Britain and Western Europe.  The City of Saint John, located at the mouth of the St. John River on the Bay of Fundy, is home to one of North America’s largest oil refineries and is one of the two principal seaports in eastern Canada that remain open throughout the year.  Consequently, some Canadian shipping, which would otherwise pass through the St. Lawrence River, is diverted to the Saint John port during the winter months.

According to Statistics Canada, the population of the Province on July 1, 2017 was estimated at 759,655.  The three largest urban areas of New Brunswick and their respective populations based on 2016 census figures are Moncton (144,810), Saint John (126,202) and Fredericton (101,760), the capital of the Province.

Government

Canada consists of a federation of provinces and federal territories with a constitutional division of powers between the federal and provincial governments established by the Constitution Act, 1867 and the Constitution Act, 1982. Under these Acts the provinces are assigned jurisdiction over health, social services, education, municipal institutions, property and civil rights, natural resources and other matters of purely private or local concern. The Parliament of Canada has jurisdiction over all areas not assigned exclusively to the provincial legislatures, including such matters as the federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defense, the postal services, railways and navigation, and employment insurance.

The Constitution Act, 1982 provides for enlarged provincial jurisdiction over, and taxation of, certain natural resources and electrical energy, a Charter of Rights and Freedoms, including language rights, the principles of the reduction of regional economic disparities and the making of fiscal equalization payments to certain provinces by the Government of Canada, and for the amendment of the constitution in Canada. Each province owns mineral and other resources on its provincial Crown Lands and may own sub-surface resources on its other lands.

The executive power in New Brunswick is vested in the Lieutenant-Governor acting on the advice of the Executive Council.  The Executive Council is responsible to the Legislative Assembly.  The Lieutenant-Governor, who is the representative of the Queen, is appointed by the Governor-General of Canada in Council on the recommendation of the Prime Minister of Canada.  The current Lieutenant-Governor is the Honourable Jocelyne Roy-Vienneau.  Members of the Executive Council are appointed by the Lieutenant-Governor on the nomination of the Premier from members of the Legislative Assembly. There are presently 15 members of the Executive Council, including the Premier, the Honourable Brian Gallant.

Legislative power is exercised by the Legislative Assembly and legislation becomes effective upon the assent of the Lieutenant-Governor unless otherwise specified in the legislation.  The Legislative Assembly is elected for a term of four years and may be dissolved at any time by the Lieutenant-Governor.  The Electoral Boundaries and Representation Commission acting under the Electoral Boundaries and Representation Act filed its Amended Final Report in June of 2013 which saw the number of seats in the Legislative Assembly reduced from 55 to 49.  The last provincial general election was held on September 22, 2014, in which the Liberal Party defeated the Progressive Conservative Party. Of the 49 seats in the Legislative Assembly, 26 are currently held by the Liberal Party, 22 are held by the Progressive Conservative Party and 1 is held by the Green Party.  Subject to the Legislative Assembly Act, the next provincial general election will be held on September 24, 2018 and thereafter on the third Monday in October in the fourth calendar year following the ordinary polling day for the most recently held provincial general election.

6

Exhibit "99.1" Current Province of New Brunswick Description

International Trade Agreements

The Canada-U.S. Free Trade Agreement (“FTA”) and the successor North American Free Trade Agreement (“NAFTA”) have provided the Province of New Brunswick with an extraordinary advantage in the U.S. market. Even as the United States implements more regional/bilateral free trade agreements, which have tended to erode this exclusive relationship, the United States remains Canada and New Brunswick’s number one export market. At the request of the United States, Canada, Mexico and the US began talks on renegotiating NAFTA in August 2017. The negotiation is well underway.

On February 12, 2010, Canada and the United States signed the Canada-U.S. Agreement on Procurement (“CUSPA”) which includes for the first time provincial and territorial procurement commitments under the World Trade Organization’s (“WTO”) Government Procurement Agreement (“GPA”). Negotiations to modernize the WTO’s GPA and to expand market access opportunities for the parties to this agreement, including the provinces and territories of Canada, were successfully concluded in December 2011. The revised GPA entered into force on April 6, 2014, some two years after the protocol amending the GPA was originally adopted. Canadian suppliers are guaranteed, non-discriminatory access to opportunities in the government procurement markets of 47 WTO members.

The WTO remains the cornerstone of Canadian trade policy. New Brunswick is supportive of Canada’s position on the negotiating framework for the Doha Development Round and for the WTO as an institution. The Province participates actively on federal/provincial committees concerned with implementation, dispute settlement and negotiation aspects of international trade and investment agreements.

However as multilateral WTO negotiations have lagged in recent years, the Government of Canada has become more aggressive with its regional free trade agenda. Canada is a signatory to thirteen free trade agreements, including NAFTA and CETA. Nine of these have been entered into since 2009. Other than CETA, the two most recent agreements are with South Korea (signed on March 11, 2014 and in force January 1, 2015) and the Ukraine (signed July 11, 2016 and in force August 1, 2017). Bilateral free trade negotiations are ongoing with India, Japan, the Caribbean Community, the Dominican Republic and several Central America countries, Morocco and Singapore. Additionally, exploratory talks are currently being held between Canada and China on the possible negotiation of a free Trade Agreement between both countries.

Canada joined the Trans-Pacific Partnership (“TPP”) trade negotiations in October 2012. In February 2016 the TPP was signed by 12 countries: Australia, Brunei, Chile, Malaysia, New Zealand, Peru, Singapore, the United States, Vietnam, Canada, Mexico and Japan. In January 2017 the United States declared that it would not ratify the TPP. To date only Japan and New Zealand have ratified the TPP agreement. Ministers from the 11 remaining countries, at their meeting on May 20th, reiterated their commitment to finding a way for the deal to enter into force without the U.S. and tasked senior officials to assess a path forward ahead of the Asia-Pacific Economic Cooperation leaders meeting in November 2017. Following that meeting the Ministers announced that they have agreed on the core elements of what is now known as the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”). However, they also announced that further work was required on a number of items on which consensus had not been achieved. Once this is done each country will need to pursue its own domestic processes, including public consultation, in advance of signing.

The Canada-European Union (“EU”) Comprehensive Economic and Trade Agreement (“CETA”) was signed on October 30, 2016 and entered into force on September 21, 2017. This followed negotiations that lasted from May 2009 to September 2014. CETA covers virtually all sectors and aspects of Canada-EU trade in order to eliminate or reduce barriers. CETA addresses everything from tariffs to product standards, investment, professional certification and many other areas of activity. The agreement’s broad scope includes improved access to EU markets for goods and services; greater certainty, transparency, and protection for investments; and new opportunities in EU procurement markets. Prior to CETA’s entry into force, only 25% of EU tariff lines on Canadian goods were duty-free. Upon CETA’s entry into force, the EU will remove tariffs on 98% of its tariff lines. Once CETA is fully implemented, the EU will have eliminated tariffs on 99% of its tariff lines.

On September 12, 2006, Canada and the United States signed the Softwood Lumber Agreement (“SLA”) which excluded Atlantic Canada from the “export measures”, not the terms of the SLA overall. This allowed all softwood lumber of Atlantic origin to continue to enter the United States duty free, export tax free and with no quota restrictions. The SLA ended on October 12, 2015 with no further agreement in place.

7

Exhibit "99.1" Current Province of New Brunswick Description

On November 25, 2016 a Coalition of U.S. softwood lumber producers filed a petition with the U.S. Department of Commerce (DOC) alleging that Canadian federal and provincial governments provided countervailable subsidies to Canadian softwood lumber producers. It also alleged that Canadian producers were dumping lumber into the U.S. market, either by selling lumber products in the United States for less than they sell them in Canada, or by selling these products below the cost of production. The Coalition claims that it has been injured and threatened with injury by this subsidization and dumping. On December 16, 2016, the DOC announced antidumping duty (AD) and countervailing duty (CVD) investigations of imports of certain softwood lumber products from Canada, including for the first time, imports from New Brunswick, the only Atlantic Province named in the petition.

On November 2, 2017 the DOC made its final determination which resulted in J.D. Irving Ltd receiving a combined AD and CVD rate of 9.92% while the remaining New Brunswick producers received an “all other” rate of 20.83%. On November 14, 2017 the Government of Canada announced that it would be appealing the DOC decision to a Chapter 19 NAFTA Panel and also launched litigation via the World Trade Organization over anti-dumping and countervailing duties.

8

Exhibit "99.1" Current Province of New Brunswick Description

THE ECONOMY

Economic Update - 2017 Year-to-Date (as of November 30, 2017)

New Brunswick’s economic performance throughout the first three quarters of 2017 has surpassed expectations and as a result the economy is now projected to expand by 0.8%, up from the 0.6% forecasted at the time of the 2017–2018 Budget. For the first 10 months, employment was up by 0.5% (+1,600 jobs) compared to the first 10 months of 2016. Full-time employment has increased by 1.8% (+5,400 jobs) year–to-date has so far offset the loss of approximately 3,800 part-time positions. Amidst the growth in employment, average weekly earnings and have so far recorded gains of 0.6%, albeit below the national growth rate of 1.5%. Increased consumer spending has contributed to strong growth in retail sales which have so far recorded gains of 6.7% for the nine-month period ending in September. Despite the uncertainties surrounding foreign trade, merchandise exports have been quite robust year-to-date, registering growth of 13.4%, and has been driven mainly by seafood (+22%) and petroleum based product (+21.8%) exports. Manufacturing sales have also recorded strong growth of 11.4% as at the end of September. Total housing starts are up by 16.2% year-to-date, driven mainly by a 21.1% increase in construction activity in the province’s urban centres. Consumer inflation came in at 2.3% during the first 10 months of the year and continues to be above the national average of 1.5%.

Developments in 2016 - Summary

The Canadian economy expanded in 2016, as real GDP grew by 1.4% - up from the 1% growth recorded in the previous year. Business gross fixed capital formation declined for a second consecutive year falling by 4.5%, which was driven mainly by an 11.5% decline in non-residential structure investment. Exports to other countries increased by 1%, the slowest pace of growth since 2009, while household and government final consumption expenditure increased by 2.4% and 2.2% respectively. Real GDP growth among the provinces was once again led by British Columbia (+3.5%) and Ontario (+2.6%), while Alberta (-3.7%) and Saskatchewan (-0.5%) were the only provinces that recorded declines. Canadian nominal GDP increased by 2%.

Statistics Canada estimates that real Gross Domestic Product (GDP) for New Brunswick increased by 1.2% in 2016 following a 2.4% gain in the previous year. Growth was driven mainly by household final consumption expenditure which increased by 1.5%, but was however offset by a 2.3% decline in business gross fixed capital formation. The falloff in business gross fixed capital formation was mainly attributable to a 9.2% decline in investment in machinery and equipment. On the other hand, investment in non-residential and residential structures increased for a second consecutive year, both of which recorded gains of 2% and 1.5% respectively. Nominal GDP increased by 3.6%.

On an industry-basis, both the services and goods producing industries recorded growth of 1.5% and 0.2% respectively. Overall, growth was led by accommodation and food services (+3.8%), agriculture, forestry, fishing and hunting (+3.7%), construction (+3.6%) and retail trade (+3.3%). The largest decline (-29.4%) was observed in the mining, quarrying, and oil and gas extraction industry, which was mainly as a result of the closure of the Piccadilly potash mine.

Employment declined slightly by 0.1% (-300 jobs) in 2016; as gains in part-time jobs (+1,100) largely offset full-time job losses (-1,400)

Manufacturing sales declined for a third consecutive year, falling by 3.8% in 2016. Declines were observed across both the non-durable (-4.3%) and durable (-1.8%) product industries. Wood product manufacturing however continued to register strong growth for a fifth straight year, rising by 8.3% in 2016.

Consumer spending in 2016 was somewhat subdued when compared to the previous year, with retail sales growing by a modest 1.8%. However, growth across the retail sector was fairly broad based with eight of the eleven subsectors reporting higher sales volumes, while gasoline stations and electronics and appliance stores registered the most substantial declines. Wholesale trade on the other hand declined by 3.2%.

Exports declined by 12.8% in 2016, which was once again as a result of low energy prices which negatively impacted refined petroleum product exports. Energy exports declined by 30.6%, while there was also a significant falloff in metal ores and non-metallic minerals exports. (-70.7%). Exports categories that recorded notable growth in 2016 included farm, fishing and intermediate food products (+22.3%), industrial machinery, equipment and parts (+15.2%), and to a lesser extent forestry products and building and packaging materials which recorded modest gains of 2.3%.

9

Exhibit "99.1" Current Province of New Brunswick Description

Preliminary estimates from Statistics Canada suggest that capital investment in New Brunswick increased by 3.6% to $3.3 billion in 2016. Non-residential building construction investment increased by 10.4%, while residential investment increased by 2.4% following three consecutive years of decline.

Housing starts were down by 7.9% for the year, marking the sixth consecutive year-over-year decline. Declines were observed in both single-unit (-7.7%) and multi-unit (-8.1%) construction.

Inflation picked up in 2016, with the CPI growing by 2.2%, rising above the national average of 1.4%. Higher prices for alcoholic beverages and tobacco products (+7.8%) were mainly responsible for the rise in inflation, while a decline in gasoline prices (-5.5%) somewhat offset the increase in transportation costs (+2.2%).

Economic Activity

In 2016, the nominal value of New Brunswick’s GDP was estimated at $34,224 million, or $45,187 per capita. Over the 2012 – 2016 period, GDP at market prices grew at a compound annual growth rate of 1.9%, below the national growth rate of 2.8%.

Over the period 2012 – 2016, real GDP from the goods producing industries increased by 0.6%. The protracted decline in the mining and oil and gas extraction industry (-62.7%) was offset by increased output in the utilities (+29.6%), agriculture, forestry, fishing and hunting (+20.6%), and to a lesser extent the manufacturing (+5.5%) industries. The service producing industries on the other hand have recorded stronger growth over that same period with real GDP increasing by 4.1%.

Correspondingly, the services-producing sector has increased its share of total output and now accounts for 76% of total real GDP, up from 75% in 2012. Retail trade (+14.7%), transportation and warehousing (+10.3%), along with real estate and rental and leasing (+8.6%) have been the main contributors to growth in the services sector over that time period.

The gross value of manufacturing sales decreased at a compound annual growth rate of -4.5% (in current prices) over the 2012 – 2016 period, while foreign exports of commodities decreased at a compound annual growth rate of -8.1% (in current prices).

Primary household income has increased from $21,375 million in 2012 to $23,606 million in 2016 (in current prices), resulting in a compound annual growth rate of 2.5%. On a per capita basis, household income increased from $28,245 to $31,168 (in current prices) over the same period, growing at a compound annual growth rate of 2.5%. Retail trade for New Brunswick increased at a compound annual growth rate of 2% (in current prices over the same period).

10

Exhibit "99.1" Current Province of New Brunswick Description

The following table sets forth selected indices of economic activity for New Brunswick and for Canada as a whole.

Selected Economic Indicators

	Year Ended December 31,
						CAGR[1] %
	2012	2013	2014	2015	2016	2012-2016
	(In millions of dollars unless otherwise indicated)
Gross domestic product; income-based (current dollars)
New Brunswick	31,722	31,810	32,388	33,028	34,224	1.9%
Canada	1,822,808	1,897,531	1,990,183	1,994,911	2,035,506	2.8%
Gross domestic product (real)
New Brunswick	28,407	28,326	28,359	29,027	29,376	0.8%
Canada	1,668,524	1,709,821	1,758,648	1,776,251	1,801,368	1.9%
Primary household income
New Brunswick	21,375	21,812	22,500	22,716	23,606	2.5%
Canada	1,194,764	1,241,289	1,289,637	1,342,906	1,360,669	3.3%
Primary household income per capita (dollars)
New Brunswick	28,245	28,863	29,813	30,130	31,168	2.5%
Canada	34,381	34,381	34,381	34,381	34,381	2.2%
Gross domestic product per capita; income-based (dollars)
New Brunswick	41,917	42,093	42,915	43,807	45,187	1.9%
Canada	52,454	52,454	52,454	52,454	52,454	1.7%
Retail trade	11,022	11,090	11,488	11,728	11,944	2.0%
Manufacturing sales	19,527	20,095	18,762	16,920	16,269	-4.5%
Foreign commodity exports	14,902.6	14,459.7	13,031.7	12,210.1	10,642.5	-8.1%
Consumer price index (% change)
New Brunswick	1.7%	0.8%	1.5%	0.5%	2.2%	-
Canada	1.5%	0.9%	2.0%	1.1%	1.4%	-
Unemployment rate
New Brunswick	10.3%	10.3%	9.9%	9.8%	9.6%	-
Canada	7.3%	7.1%	6.9%	6.9%	7.0%	-
[1]Compound annual growth rate
Source: Statistics Canada

Structure of the Economy

Contributions from natural resources (particularly the mining industry) to the New Brunswick economy declined in recent years, and have been further exacerbated by the closure of the province’s largest base metal mine and the more recent closure of the province’s only potash mine. Overall, the contribution from the service-producing industries now accounts for 76% of total real GDP, while goods-producing industries account for 24%, down from 24.6% in 2012.

The following table shows real GDP by industry in New Brunswick for the years 2012 to 2016, valued in chained 2007 dollars.

11

Exhibit "99.1" Current Province of New Brunswick Description
Real Gross Domestic Product at basic prices, by Industry

	For Year Ended December 31,
						CAGR[1] %
	2012	2013	2014	2015	2016	2012-2016
	(In millions of chained 2007 dollars)
Goods-producing industries
Agriculture, forestry, fishing and hunting	733.4	747.9	792.9	853.2	884.4	4.8%
Mining and oil and gas extraction	577.8	348.6	265.2	305.4	215.7	-21.8%
Utilities	775.3	949.0	1,049.2	995.4	1,004.8	6.7%
Construction	1,525.3	1,356.7	1,363.1	1,379.1	1,428.8	-1.6%
Manufacturing	2,794.1	2,908.1	2,788.2	2,942.7	2,948.6	1.4%
Total goods-producing Industries	6,408.2	6,280.7	6,205.8	6,429.8	6,445.8	0.1%
Service-producing Industries
Wholesale trade	1,120.4	1,167.3	1,108.1	1,174.8	1,199.1	1.7%
Retail trade	1,784.6	1,866.5	1,918.5	1,982.4	2,047.1	3.5%
Transportation and warehousing	1,247.5	1,282.4	1,304.5	1,362.1	1,375.9	2.5%
Information and cultural industries	804.6	784.0	787.7	776.3	770.7	-1.1%
Finance and insurance	1,352.7	1,355.3	1,366.4	1,403.4	1,449.4	1.7%
Real estate and renting and leasing	3,233.1	3,279.6	3,346.9	3,419.2	3,512.7	2.1%
Professional, scientific and technical services	867.1	835.5	843.7	873.7	888.2	0.6%
Management of companies and enterprises	147.5	152.2	140.7	152.0	144.1	-0.6%
Administrative and support, waste management and remediation services	972.8	936.1	961.4	964.5	937.9	-0.9%
Educational services	1,564.8	1,563.1	1,570.2	1,582.0	1,588.1	0.4%
Health care and social assistance	2,332.1	2,314.3	2,306.8	2,327.3	2,372.4	0.4%
Arts, entertainment and recreation	143.3	142.1	134.0	137.6	139.5	-0.7%
Accommodation and food services	544.3	529.8	539.9	548.9	569.9	1.2%
Other services (except public administration)	517.5	530.7	531.1	526.4	533.8	0.8%
Public administration	2,932.2	2,890.9	2,860.1	2,879.7	2,898.2	-0.3%
Total service-producing Industries	19,601.6	19,639.7	19,733.3	20,103.3	20,405.6	1.0%
Total gross domestic product	26,007.4	25,912.2	25,927.2	26,523.6	26,840.8	0.8%
Source: Statistics Canada
Totals may not add up due to the adoption of the chain Fisher deflation methodology
[1] Compound Annual Growth Rate
12

Exhibit "99.1" Current Province of New Brunswick Description

Labour Force

Employment in New Brunswick edged down slightly (-0.1%) from 2015 to 2016, to 351,600. Gains in part-time employment (+1,100) were largely offset by full-time job losses (-1,400). Employment across the goods-producing industries remained relatively stable, while the services-producing sector declined modestly. The most significant decline (-2,500 jobs) was observed in the business, building and other support services industry, while the education and accommodation and food services industries when combined accounted for approximately 4,000 job losses. Notable job gains were however recorded in the finance, insurance, real estate and leasing (+2,300), wholesale and retail trade (+1,900), health care and social assistance (+1,500) industries. The Canadian labour market added more than 133,000 jobs in 2016; this represents a 0.7% year-over year increase in the level of employment.

With the labour force falling faster than employment, the unemployment rate declined to 9.5% in 2016. This resulted in the number of persons being considered unemployed falling by approximately 1,300 individuals to 37,100. The unemployment rate for men remained unchanged relative to the previous year, while that for women decreased from 7.3% to 6.7%. The national unemployment rate edged up to 7% in 2016.

13

Exhibit "99.1" Current Province of New Brunswick Description

Labour Force

	For Year Ended December 31,
	2012	2013	2014	2015	2016
	(In thousands unless otherwise indicated)
Population 15 years and over	622.4	622.4	621.7	622.0	623.4
Labour force	393.3	395.2	393.0	390.2	388.6
Labour force employed	353.1	354.5	353.9	351.8	351.5
Labour force unemployed	40.1	40.6	39.1	38.4	37.1
Unemployment rate (%)
New Brunswick	10.2	10.3	9.9	9.8	9.5
Canada	7.3	7.1	6.9	6.9	7.0
Participation rate (%)
New Brunswick	63.2	63.5	63.2	62.7	62.3
Canada	66.5	66.5	66.0	65.8	65.7

Source: Statistics Canada
New Brunswick unless otherwise stated
Employment by Industry

		2012	2013	2014	2015	2016
		(In thousands unless otherwise indicated)
Goods-producing sector		75.7	77.8	76.2	72.7	72.8
Agriculture		4.5	4.6	4.1	4.1	5.2
Forestry, fishing, mining, quarrying, oil and gas		12.0	12.5	12.0	10.7	9.5
Utilities		3.3	3.6	3.9	3.5	3.7
Construction		27.4	28.8	28.2	24.6	24.1
Manufacturing		28.6	28.2	28.0	29.8	30.4
Services-producing sector		277.4	276.8	277.7	279.1	278.6
Wholesale and retail trade		56.4	57.4	57.2	55.5	57.4
Transportation and warehousing		18.2	17.9	16.3	19.2	19.1
Finance, insurance, real estate and leasing		16.0	15.4	14.9	14.6	16.9
Professional, scientific and technical services		15.2	15.0	17.4	16.6	15
Business, building and other support services		17.9	17.5	19.6	18.8	16.3
Educational services		25.1	25.3	25.6	27.4	25.4
Health care and social assistance		53.8	54.3	52.1	51.9	53.4
Information, culture and recreation		11.9	11.9	11.0	11.7	12.4
Accommodation and food services		22.9	23.8	24.1	24.3	22.3
Other services (except public administration)		17.2	16.2	16.9	15.4	16.5
Public administration		22.9	22.1	22.5	23.7	23.8

Total		353.1	354.5	353.9	351.8	351.5
Source: Statistics Canada

14

Exhibit "99.1" Current Province of New Brunswick Description

Primary Industries

Mining

New Brunswick is a major Canadian producer of peat. Other locally produced minerals include salt and stone. In 2016, the overall value of mineral production was estimated at $283.3 million, a 36.3% decline from 2015 and a 75.5% reduction compared to 2012. Much of the loss is due to the erosion of the Province’s metallic mineral production base, mainly as a result of the closure of Xstrata’s Brunswick mine in northern New Brunswick in 2014. The mine was the Province’s largest lead-zinc-copper producer. The closure of the Picadilly potash mine in 2016 also contributed to the falloff in mineral production.

Q4-2016 marked the second commercial production quarter for Trevali’s Caribou mine in New Brunswick. Caribou produced 20.9 million pounds of payable zinc, 8.2 million payable pounds of lead and approximately 232,000 payable ounces of silver. The mine generated a little over US$56 million in revenues in 2016.

The $579-million Sisson Mine project earlier this year received federal environmental assessment approval. While this development represents another milestone towards the development of the mine, no construction date has yet been announced. It is expected that construction of the tungsten and molybdenum mine will create 500 jobs with an additional 300 jobs expected during the mine's projected 27-year lifespan.

Mineral Production

	Year Ended December 31,

	2012	2013	2014	2015	2016p
	(In millions of dollars)
Metallic minerals	673.7	213.9	0.0	39.6	127.6
Non-metallic minerals	482.2	383.6	439.1	404.9	155.7
Total	1,155.8	597.6	439.1	444.5	283.3

Source: Natural Resources Canada

Forestry

Nearly 85% of the land area of New Brunswick is forested and roughly one-half of the forested land is owned by the Province as Crown land. Nearly all Crown land is subject to timber licenses or harvest agreements. Harvest activities on Crown land generated $77.8 million in Crown royalties for the fiscal year ended March 31, 2017.  This represents a 2.1% increase over the previous fiscal year. The Province received $73.6 million of these royalties from licensee and sub-licensee harvest activities and $4.2 million was forwarded to New Brunswick First Nation Communities in accordance and in association with First Nation harvesting activities.

The following table sets forth the most recently published estimates of forest production in New Brunswick for the years 2011 through 2015.

15

Exhibit "99.1" Current Province of New Brunswick Description

Forest Production

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(In thousands of cubic metres)
Logs and bolts	4,395	4,417	4,810	5,309	5,309
Pulpwood	4,800	4,699	4,722	4,451	4,015
Other (industrial roundwood)	2	n/d	2	n/d	n/d
Fuelwood	35	321	367	409	38
Total	9,231	9,437	9,902	10,168	9,363

Source: National Forestry Database
Note: Due to incomplete details, totals may not always agree.

Agriculture

Total farm cash receipts in the Province were $606.3 million in 2016, up 5.9% from the previous year. Crop receipts were up 6.3%, while livestock receipts were up 4.6%.

The 2016 Census of Agriculture counted 2,255 farms in New Brunswick, down from 2,611 farms (or a 13.6% decline) in 2011. There were 3,005 farm operators in 2016, a 13.4% decline from 2011, and their average age increased slightly from 55.5 years to 55.6 years over the five year period. Total farm area in New Brunswick declined 10.9% between 2011 and 2016, to 835,329 acres in 2016. However, the average area per farm increased to 370 acres in 2016 from 359 acres in 2011.

New Brunswick’s total fruit area rose 52.4% from 2011, to 45,480 acres in 2016. The increase was driven mainly by the expansion of blueberry whose area increased 55.6% to 43,369 acres. The province ranked second in Canada for total number of maple taps with 2.3 million taps in 2016, an increase of 20.5% from 2011. Fruit and tree nut farms accounted for 18.4% of all farms in New Brunswick in 2016, followed by beef farms (14.6%), hay farms (14.1%) and dairy farms (8.9%).

Fishing

New Brunswick is one of the country’s largest exporters of fish and seafood products with approximately $1.6 billion in export sales in 2016, an 11.1 % increase from the previous year. The top export commodities were lobster valued at $806 million, salmon valued at $425 million, and crab valued at $161 million. The United States continues to be the province’s largest seafood export market, with sales to the U.S. valuing approximately $1.3 billion in 2016, which represented 83% of all foreign purchases.

Secondary Industries

Manufacturing

New Brunswick manufacturers reported sales of $16.3 billion in 2016, representing a 3.8% decline compared to the $16.9 billion recorded in the previous year. Sales continue to be below the 2013 peak level, when manufacturing sales at the time was in excess of $20 billion.

Between the period of 2012-2016, sales of durable goods increased by 9.2% and now account for almost 20% of total manufacturing sales, up from 14% in 2012. Over that same period, non-durable manufacturing sales declined by 21.1%. Wood product manufacturing continued to be a bright spot, with sales rising by 8.3% in 2016, marking the fifth consecutive year of robust growth. Nationally, manufacturing sales increased by 1.2%. The manufacturing sector represents 11% of provincial GDP.

16

Exhibit "99.1" Current Province of New Brunswick Description

Manufacturing employment increased by 2% in 2016, which now results in over 30,000 individuals being employed in the sector.

The table below sets forth the leading industrial groups in New Brunswick’s manufacturing sector, according to gross selling value of factory sales, for the years 2012 through 2016.

Gross Selling Value of Factory Sales

	Year Ended December 31,
						CAGR1%
	2012	2013	2014	2015	2016	2012-2016
Industry	(In millions of dollars)
Non-durable product manufacturing	16,705.0	17,083.8	15,788.3	13,783.4	13,187.7	-5.7%
Durable product manufacturing	2,821.6	3,011.0	2,974.0	3,136.5	3,081.5	2.2%
Total	19,526.6	20,094.8	18,762.3	16,919.9	16,269.2	-4.5%

[1]Compound annual growth rate
Source: Statistics Canada

Service Industries

Trade

New Brunswick’s retail sales surpassed $11 billion for the sixth straight year in 2016, posting an increase of 1.8% over 2015. Eight of the eleven subsectors reported higher sales, while electronics and appliance stores (-12.1%) and gasoline stations (-7.5%) where the only categories to record declines. The retail trade industry accounts for approximately 7% of provincial GDP.

For the first time since 2003, wholesale trade declined on a year-over-year basis, falling by 3.2% in 2016. This falloff was driven mainly by personal and household goods merchant wholesalers whose sales declined by 28.9%. The wholesale industry accounts for 3.8% of provincial GDP.

Provincial employment across both trade industries when combined increased by 3.4% (+1,900 jobs) in 2016. Average weekly earnings also recorded modest gains of 2.1%.

Transportation and Warehousing

After recording double digit growth in 2015, employment across the transportation and warehousing industry declined slightly by 0.5% to 19,100 jobs in 2016. With the fall off in employment, average weekly earnings also declined marginally by 0.6%. This sector accounts for 4.9% of provincial GDP.

Total cargo tonnage at the port of Saint John increased by 2,419 metric tonnes in 2016 when compared to the previous year, with overall cargo tonnage handled at 26.4 million. Growth was driven mainly by a 2.7% increase in liquid bulk cargo but was however offset by a 44.9% decline in dry bulk shipments. The number of cruise ship passengers increased by 21% to 143,926 in 2016 while ship counts rose to 63, up from 59 in the previous year.

Finance and Real Estate

Employment across the finance, insurance, real estate and leasing industry recorded solid growth of 15.8% (+2,300 jobs) in 2016. Output from this industry increased by 2.9% in 2016 and now accounts for 17.8% of total provincial GDP.

Tourism

Employment in the accommodation and food services industry declined for a second straight year, falling by 8.2% (-2,000 jobs) to 22,300 in 2016. Despite the fall off in employment, average weekly earnings in the industry increased by 1.4%. The number of rooms sold by accommodations rose by 5% to 1.74 million, with the occupancy rate also increasing to 55%, up from 52% in the previous year.

Close to 170,000 rooms were sold to international visitors in 2016, representing roughly a 15% increase from the previous year.

17

Exhibit "99.1" Current Province of New Brunswick Description
Foreign Trade Trade

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(In millions of dollars unless otherwise indicated)
Exports of Goods and Services	26,086	26,890	25,556	24,783	23,849
Exports to other countries	14,945	15,591	14,840	14,001	12,906
Exports of goods to other countries	13,926	14,487	13,662	12,748	11,576
Exports of services to other countries	1,019	1,104	1,178	1,253	1,330
Exports to other provinces	11,141	11,299	10,716	10,782	10,943
Exports of goods to other provinces	6,570	6,689	5,845	5,751	5,851
Exports of services to other provinces	4,571	4,610	4,871	5,031	5,092
Ratio of Exports to Nominal GDP	82.2%	84.5%	78.9%	75.0%	69.7%
Imports of Goods and Services	31,007	32,039	31,040	30,258	29,376
Imports from other countries	18,488	20,074	19,174	18,840	17,499
Imports of goods from other countries	17,346	18,913	17,946	17,562	16,243
Imports of services from other countries	1,142	1,161	1,228	1,278	1,256
Imports from other provinces	12,519	11,965	11,866	11,418	11,877
Imports of goods from other provinces	5,750	5,440	5,116	4,392	4,628
Imports of services from other provinces	6,769	6,525	6,750	7,026	7,249
Ratio of Imports to Nominal GDP	97.7%	100.7%	95.8%	91.6%	85.8%

Trade Balance	-4,921	-5,149	-5,484	-5,475	-5,527
Gross Domestic Product at Market Prices	31,722	31,810	32,388	33,028	34,224

Source: Statistics Canada

On an economic accounts basis, New Brunswick’s total export of goods and services, estimated at $23,849 million in 2016, declined at a compound annual growth rate of 2.2% over the 2012 to 2016 period. The provincial economy – although still heavily reliant on foreign trade- has now seen its international exports as a percentage of nominal GDP fallen to 38% in 2016, down from 47% in 2012. Nationally, foreign bound exports account for 31% of Canadian nominal GDP.

18

Exhibit "99.1" Current Province of New Brunswick Description

Foreign Exports of Commodities

The U.S. market still accounts for the bulk of the province’s export sales. In 2016, the United States purchased 91.5% of the Province’s foreign commodity exports, up from 90.4% in 2015. Energy products accounted for 25.5% of all commodity exports in 2016, down from 31.9% in the previous year. Basic and industrial chemical, plastic and rubber products has since seen its share of total foreign commodity exports increase to 27.9%, while 19.2% of export earnings are due to forestry products and building and packaging materials.

The table below shows foreign exports of commodities from New Brunswick for the years 2012 to 2016. The largest component, energy products, decreased at a compound annual growth rate of -18.1% over that period. Exports of basic and industrial chemical, plastic and rubber products decreased at a compound annual rate of -9.6%, while forestry products and building and packaging materials rose by 4.4%.

Foreign Exports of Commodities

	Year Ended December 31,
						CAGR[1] (%)
	2012	2013	2014	2015	2016	2012-2016
	(In millions of dollars)
Farm, fish and intermediate food products	349.9	356.6	333.3	465.4	569.3	12.9%
Energy products	6,020.3	4,929.5	4,142.5	3,898.2	2,706.0	-18.1%
Metal ores and non-metallic minerals	558.4	413.3	299.6	315.8	92.5	-36.2%
Metal and non-metallic mineral products	241.1	332.8	353.9	283.9	252.4	1.2%
Basic and industrial chemical, plastic and rubber products	4,446.9	5,093.5	4,283.9	3,183.6	2,965.3	-9.6%
Forestry products and building and packaging materials	1,718.8	1,817.7	1,922.8	1,996.8	2,042.8	4.4%
Industrial machinery, equipment and parts	96.6	87.6	97.4	122.6	141.2	10.0%
Electronic and electrical equipment and parts	39.4	34.4	44.4	63.2	55.2	8.8%
Motor vehicles and parts	15.0	12.4	12.5	22.1	32.5	21.3%
Aircraft and other transportation equipment and parts	59.7	29.3	18.4	18.2	26.1	-18.7%
Consumer goods	1,321.2	1,309.4	1,463.6	1,770.3	1,687.6	6.3%
Special transactions trade	35.7	43.6	59.9	69.9	71.5	19.0%
Total	14,902.6	14,459.7	13,031.7	12,210.1	10,642.5	-8.1%

[1]Compound annual growth rate
Totals may not add up due to the adoption of the chain Fisher deflation methodology
Source: Statistics Canada

19

Exhibit "99.1" Current Province of New Brunswick Description

Foreign Imports of Commodities

The table below shows foreign imports of commodities to New Brunswick for the years 2012 to 2016. The largest component, energy products, decreased at a compound annual growth rate of -14.3%, which was largely attributable to the significant drop in oil price.

Foreign Imports of Commodities

	Year Ended December 31,
						CAGR[1] (%)
	2012	2013	2014	2015	2016	2012-2016
	(In millions of dollars)
Farm, fish and intermediate food products	408.7	440.9	564.0	633.8	692.9	14.1%
Energy products	9,172.4	9,500.7	9,260.6	6,199.3	4,944.6	-14.3%
Metal ores and non-metallic minerals	418.9	485.7	584.9	605.1	484.7	3.7%
Metal and non-metallic mineral products	211.0	220.1	260.1	245.4	239.7	3.2%
Basic and industrial chemical, plastic and rubber products	593.7	769.0	579.9	662.1	619.2	1.1%
Forestry products and building and packaging materials	337.0	315.7	376.9	384.0	367.6	2.2%
Industrial machinery, equipment and parts	484.6	420.5	426.7	522.8	446.1	-2.0%
Electronic and electrical equipment and parts	231.3	202.9	183.2	157.3	178.9	-6.2%
Motor vehicles and parts	412.4	414.2	412.8	457.0	408.8	-0.2%
Aircraft and other transportation equipment and parts	142.1	86.2	126.7	70.9	124.8	-3.2%
Consumer goods	567.3	544.0	540.2	616.7	679.2	4.6%
Special transactions trade	22.5	35.1	32.7	29.4	30.8	8.2%
Total	13,002.3	13,434.7	13,348.7	10,584.1	9,216.8	-8.2%

[1]Compound annual growth rate
Totals may not add up due to the adoption of the chain Fisher deflation methodology
Source: Statistics Canada

20

Exhibit "99.1" Current Province of New Brunswick Description

New Investment

Preliminary estimates from Statistics Canada suggest that capital investment in New Brunswick increased by 3.6% to approximately $3.3 billion in 2016. Growth was driven mainly by a 16.8% increase in public sector investment, while private sector investment declined by 4.7%.

Significant increases were observed in the utilities (+30.9%), agriculture, forestry, fishing and hunting (+29%) and transportation and warehousing (+27.4%) industries, but these were however offset by declines in manufacturing (-24.7%) and to a lesser extent wholesale trade (-12.8%) investment.

Spending on non-residential construction increased by 12.3% while there was a 5.3% decline in machinery and equipment investment.

Residential investment increased by 2.4% in 2016. Housing starts were however down by 7.9% due mainly to a 32.9% decline in construction activity in Saint John. Starts in Moncton increased by 5.2% while Fredericton saw its numbers rise by 1.9%. There were lower levels of both single-detached and multiple-unit starts across the province.

Non-residential building construction investment increased by 10.4% in 2016. Both commercial and institutional and governmental construction investment increased by 19.2% and 5% respectively, while there was a 3.2% decline in industrial construction investment.

Employment in the construction industry declined for a third straight year, falling by 2% to 24,100 jobs in 2016. However, real GDP increased by 3.6% and the industry now accounts for 5.7% of total provincial GDP.

21

Exhibit "99.1" Current Province of New Brunswick Description

REVENUE AND EXPENDITURE OF THE PROVINCE

General Information

Under the Constitution Act, 1867 and the Constitution Act, 1982 provincial legislatures are given certain exclusive powers, including the power to impose direct taxation within the provinces to raise revenue for provincial purposes and the power to borrow money on the sole credit of the provinces.

The Financial Administration Act governs the receipt of public money, the disbursement of public funds, the control of expenditures, and the keeping and auditing of public accounts of the Province. All public monies are to be deposited to the credit of the Province and constitute the Consolidated Fund of the Province. Monies necessary for the carrying out of the operations of the provincial government for each fiscal year are voted by the Legislative Assembly, with the exception of those expenditures for which provision has already been made through existing legislative authority. In addition, under the authority of the Financial Administration Act, should the occasion arise when the Legislative Assembly is not in session, the Lieutenant-Governor in Council may order the issue of a special warrant authorizing payment out of the Consolidated Fund for an expenditure required urgently for the public good which was not provided for by the Legislative Assembly. Amounts appropriated under special warrant must be approved at the next session of the Legislative Assembly.

In accordance with the Financial Administration Act and certain other Acts, funds received for a special purpose are to be disbursed for that purpose. Unlike other budgetary accounts, any unspent balance of these funds may be spent in subsequent fiscal years without appropriation by the Legislative Assembly. At March 31, 2017, the balance of unspent special purpose funds was $116.0 million.

Funds may also be considered as Special Operating Agency Funds. Revenue may be generated by the Agencies or from transfers from other budgetary accounts. Any unspent balance of these funds may, with permission from the Treasury Board as per the Financial Administration Act, be carried forward to subsequent fiscal years. At March 31, 2017, the balance of unspent special operating funds approved for carry-over was $40.8 million. All transactions between the Special Operating Agencies and provincial departments are eliminated from the Province's combined statement of revenue and expenditure.

Volume 1 of the public accounts contains the consolidated financial statements of the Province which are subject to audit by the Auditor General. The Auditor General is an official responsible under the provisions of the Auditor General Act for the examination of the accounts of the Province and for reporting thereon annually to the Legislative Assembly. The consolidated financial statements include certain organizations that are accountable to the Legislative Assembly and are included in the Provincial Reporting Entity as described in Note 1(b) and (c) to the consolidated financial statements. The methods by which the various organizations are included in the Province's consolidated financial statements are also outlined in Schedule 30.

Each fiscal year, the Minister of Finance delivers a budget and the Estimates of Revenue and Expenditure (the "Budget Estimates") to the Legislative Assembly. The Minister of Finance reports on the status of the budget plan during the year. The Budget Estimates include the revenue and expenditures of some provincially-created Boards, Commissions and Crown corporations, or the net profits of such entities, or the provincial contribution towards the operations of such entities, as well as funds advanced through such entities to various individuals and enterprises in the form of repayable loans and investments.

The following table sets forth information regarding the deficit for the four fiscal years ended March 31, 2017 and the Budget Estimates for the fiscal year ending March 31, 2018.

22

Exhibit "99.1" Current Province of New Brunswick Description

Comparative Statement of Deficit

	Year Ending March 31
					Budget
					Estimates
BUDGETARY ACCOUNTS	2014	2015	2016	2017	2018
	(In thousands of dollars)
Ordinary Account
Revenues	7,349,138	8,061,984	8,035,165	8,497,710	8,760,937
Expenditures	7,861,916	8,284,208	8,091,715	8,394,848	8,553,617
Deficit	(512,778)	(222,224)	(56,550)	102,862	207,320
Capital Account
Revenues	29,245	14,352	24,846	22,597	34,663
Expenditures	434,521	571,246	571,047	602,044	775,557
Deficit	(405,276)	(556,894)	(546,201)	(579,447)	(740,894)
Special Purpose Account
Revenues	80,430	78,569	83,763	85,165	79,505
Expenditures	87,899	80,373	86,877	86,884	94,666
Surplus (Deficit)	(7,469)	(1,804)	(3,114)	(1,719)	(15,161)
Special Operating Agency Account
Revenues	177,514	148,965	143,762	190,015	268,927
Expenditures	142,729	132,650	141,989	179,834	271,160
Surplus	34,785	16,315	1,773	10,181	(2,233)

Sinking Fund Earnings	204,462	195,888	194,132	192,848	188,900
Accounting Adjustments
Revenue	(66,712)	(60,584)	(95,472)	(98,116)	(144,239)
Expenditure	(199,682)	73,752	35,973	(205,974)	(144,239)

Consolidated and Operating Revenue	7,774,077	8,439,174	8,386,196	8,890,219	9,188,693

Consolidated Expenditures	8,327,383	9,142,229	8,927,601	9,057,636	9,550,761
Add: Amortization Expense	373,229	406,061	426,769	462,728	460,802
Less: Gross Investment in Tangible Capital Assets	(418,252)	(590,976)	(586,118)	(611,644)	(630,925)
Other Accounting Adjustments	92,181	(156,707)	(121,595)	100,358	---
Operating Expense	8,374,541	8,800,607	8,646,657	9,009,078	9,380,638
Contingency Reserve
Deficit	(600,464)	(361,433)	(260,461)	(118,859)	(191,945)

Increase in Net Debt from Operations	(553,306)	(703,055)	(541,405)	(167,417)	(362,068)

Changes in Cash Flow

The following table sets forth the changes in cash flow of the Province for the four fiscal years ended March 31, 2017 and the Budget Estimates for the fiscal year ending March 31, 2018.

23

Exhibit "99.1" Current Province of New Brunswick Description

Changes in Cash Flow
					Budget
					Estimates[1]
	2014	2015	2016	2017	2018
	(In millions of dollars)
Operating Transactions
Deficit	(600.4)	(361.4)	(260.5)	(118.9)	(191.9)
Non-Cash Items
Amortization of Premiums, Discounts and Issue Expenses	8.0	10.1	7.1	7.2	-
Foreign Exchange Expense	(6.2)	(5.8)	(5.8)	(5.8)	-
Increase in Provision for Losses	28.7	48.4	(3.0)	21.5	-
Sinking Fund Earnings	(204.5)	(195.9)	(194.1)	(192.8)	(188.9)
Amortization of Tangible Capital Assets	373.2	406.1	426.8	462.7	460.8
Loss on Disposals and Impairments of Tangible Capital
Assets	4.2	15.1	6.5	7.7	-
Actual Losses Due to Foreign Exchange	3.3	2.5	2.7	2.8	-
(Increase) decrease in Pension Surplus	249.5	272.8	13.3	35.3	-
Increase (decrease) in Deferred Revenue	(38.3)	(18.0)	16.1	22.3	-
Decrease (increase) in Working Capital	158.2	(17.8)	130.2	(8.7)	-
Net Cash Used In Operating Activities	(24.3)	156.1	139.3	233.3	80.0

Investing Transactions
Increase in Investments, Loans and Advances	(104.9)	42.1	106.3	(146.8)	(84.2)
Non-Cash Adjustment in Investing Activities	76.3	(162.6)	(143.3)	92.3	-
Net Cash Used In Investing Activities	(28.6)	(120.5)	(37.0)	(54.5)	(84.2)

Capital Transactions
Purchase of Capital Assets	(418.3)	(591.0)	(586.1)	(611.6)	(630.9)

Financing Transactions
Net Proceeds from Issuance of Funded Debt	1,495.2	1,627.5	1,159.2	1,657.2	-
Received from Sinking Fund for Redemption of Debentures and Payment of Exchange	403.2	173.2	196.1	338.8	-
Increase (decrease) in Obligations Under Capital Leases	(78.5)	51.5	(33.7)	(22.7)	-
Sinking Fund Installments	(126.9)	(143.0)	(153.7)	(157.3)	-
Short term borrowing Funded Debt Matured	0.3 (984.3)	(153.6) (852.4)	412.0 (637.2)	(0.3) (790.4)	- -
Net Cash From Financing Activities	709.0	703.2	942.7	1,025.3	-

(Decrease) increase in Cash Position during Year	237.8	147.8	458.9	592.5	(635.1)
Cash Position – Beginning of Year	1,296.6	1,534.4	1,682.2	2,141.1	2,733.6
Cash Position – End of Year	1,534.4	1,682.2	2,141.1	2,733.6	2,098.5

Cash Represented by
Cash and Short term Investments	1,534.4	1,682.2	2,141.1	2,733.6	2,098.5

1 The Budget Estimates do not include estimates of total borrowing requirements of the Province. For information with respect to financial requirements of the Province and with respect to maturing debt of the Province, see 11 Financing-Financial Requirements” and “Financing-Funded Debt Maturity Schedule”, respectively.

(-) Denotes no estimate provided.

24

Exhibit "99.1" Current Province of New Brunswick Description

2016-2017 Budget Estimates

For the fiscal year ended March 31, 2017 there was a deficit of $118.9 million. This represents a decrease of $127.2 million from the adjusted budget deficit of $246.1 million. Operating revenues were $8,890.2 million, $103.5 million higher than the adjusted budget amount of $8,786.7 million. Revenues were higher due to increased federal funding for various programs, higher than budgeted Corporate Income Tax revenue, recoveries related to HST, and higher than budgeted revenues from the New Brunswick Lottery and Gaming Corporation and the Regional Health Authorities. These increases were partially offset by lower than budgeted revenue from the New Brunswick Power Corporation and lower HST revenue. Operating expenses were $9,009.1 million, $23.7 million lower than the adjusted budget amount of $9,032.8 million. Expenses were lower than budget mainly due to lower than budgeted expenses for Service of the Public Debt and in Central Government. This was partially offset by higher expenses in Health and Economic Development. Net debt increased by $167.4 million for the year compared to the adjusted budgeted increase of $376.7 million.

Major Sources of Ordinary Account Revenue for 2017-2018

The major sources of ordinary account revenue for the Province are payments from the federal government, consumption taxes and income taxes. For the fiscal year ending March 31, 2018, the Province’s revenue is estimated at $8,760.9 million, projecting an increase of 3.1% from the fiscal year ended March 31, 2017. Overall this represents a projected increase of $263.2 million in revenue. The principal factors that have increased revenue are Consumption Tax ($170.9 million), Federal Government Payments ($41.8 million), Other Agencies ($40.1 million), and Personal Income Tax ($39.2 million); offset by decreased Miscellaneous revenue (-$34.8 million).

The following table shows the percentage sources of ordinary account revenue for the four fiscal years ended March 31, 2014 and the Budget Estimates for the fiscal year ending March 31, 2018.

Ordinary Account Revenue Sources
	Year Ending March 31,
					Budget Estimates	CAGR[1]
	2014	2015	2016	2017	2018	2014-2018
	(%)
Taxes
Personal Income	18.6	18.9	20.6	19.3	19.2	5.2
Corporate Income	3.5	3.6	3.1	4.2	4.1	9.1
Consumption	19.8	20.2	19.5	20.0	21.3	6.5
Property	6.2	6.0	6.2	6.2	6.1	4.1
Miscellaneous	0.9	0.8	0.8	0.8	0.8	1.9
Total Taxes	49.0	49.5	50.2	50.6	51.6	5.8

Other Revenue
Licenses, Permits and Fees	6.1	6.7	7.0	6.9	6.7	6.9
Federal Government Payments	37.1	36.0	35.8	35.5	34.9	2.9
Government Business Enterprises	5.0	5.1	4.4	4.2	4.5	2.2
Miscellaneous	2.8	2.6	2.6	2.7	2.3	(1.1)
Total Revenue	100.0	100.0	100.0	100.0	100.0
Total Ordinary Account Revenue (millions of dollars)	7,349.1	8,062.0	8,035.2	8,497.7	8,760.9	4.5
[1] Compound annual growth rate

Personal and Corporate Income Taxes

25

Exhibit "99.1" Current Province of New Brunswick Description

Personal Income Taxes

New Brunswick’s provincial personal and corporate income taxes are collected and administered by the federal government under a federal-provincial tax collection agreement.

The federal government introduced a new top marginal income tax rate of 33 per cent for taxable income over $200,000, effective January 1, 2016. Given this development, Budget 2016-2017 announced that retroactive to January 1, 2016, the top marginal personal income tax rate of 25.75% was eliminated and the rate of 21% was lowered to 20.3% for taxable income over $150,000. Effective January 1, 2017 the $150,000 income bracket was indexed consistent with the treatment of other income brackets in New Brunswick (indexed to $152,100 for 2017).

This still respects the province’s commitment to increase the personal income tax rates on the wealthiest one-percent of New Brunswickers. The highest one per cent of income earners will continue to pay a significantly higher rate than they did in 2014 when New Brunswick’s top marginal tax rate was 17.84%, as opposed to 20.3% today.

The table below shows the New Brunswick provincial personal income tax rates from 2014 to 2017.

2015	2016	2017
9.68% on first $39,973	9.68% on first $40,492	9.68% on first $41,059
14.82% on $39,973 to $79,946	14.82% on $40,492 to $80,985	14.82% on $41,059 to $82,119
16.52% on $79,946 to $129,975	16.52% on $80,985 to $131,664	16.52% on $82,119 to $133,507
17.84% on $129,975 to $150,000 21% on $150,000 to $250,000 25.75% over $250,000	17.84% on $131,664 to $150,000 20.3% over $150,000	17.84% on $133,507 to $152,100 20.3% over $152,100

Provincial income tax credit amounts and tax brackets are indexed annually by national CPI.

Government introduced the Free Tuition Program beginning for the 2016-2017 academic year. As a result, effective January 1, 2017, the New Brunswick tuition and education tax credits were eliminated. However, any unused tax credits will continue to be honoured; students will be able to claim previously accumulated and unused credits in future taxation years.

With the decrease in the small business corporate income tax rate (described below), a change was made to the dividend tax credit rate for dividends paid from income taxed at the small business rate to ensure that it does not overcompensate for corporate income taxes paid by businesses.

Effective for dividends paid on or after January 1, 2017, the New Brunswick Dividend Tax Credit Structure is as follows:

•	Eligible dividends, as defined by the federal government, paid from corporate income taxed at the general corporate income tax rate receive a New Brunswick Dividend Tax Credit of 14%.
•	Dividends paid from income taxed at the small business rate receive a 3.245% New Brunswick Dividend Tax Credit.
26

Exhibit "99.1" Current Province of New Brunswick Description

Corporate Income Taxes

The corporate income tax (“CIT”) is calculated as a percentage of corporate taxable income as defined for federal tax purposes. The current general corporate income tax rate is 14 per cent.

New Brunswick’s small business CIT rate applies to active business income of small Canadian controlled private corporations. Effective April 1, 2017, the New Brunswick small business rate was decreased from 3.5% to 3% on the first $500,000 of active business income. The Government is committed to reducing the small business corporate income tax rate to 2.5% over its mandate.

Capital Taxes

New Brunswick does not apply a capital tax on businesses except for deposit accepting financial institutions. For banks, loan companies and trust companies, New Brunswick applies a capital tax on paid-up capital in excess of $10 million. The Province administers the capital tax on financial institutions. The Financial Corporations Capital Tax is deductible for federal and provincial corporate income tax purposes.

The Financial Corporation Capital Tax (FCCT) rate for banks is 5%. The rate for other types of deposit accepting financial institutions is 4%.

Harmonized Sales Tax

Effective April 1, 1997, New Brunswick eliminated its provincial retail sales tax and adopted a harmonized sales tax (“HST”). The HST is a value-added tax composed of the federal goods and services tax (“GST”) and a provincial component. The federal government administers the HST. The tax adopts the federal GST base and therefore applies to all goods and services subject to tax under the federal Excise Tax Act.

The current provincial portion of the HST rate in New Brunswick is 10%. The current joint federal-provincial HST rate in New Brunswick is 15%.

New Brunswick provides an HST credit to help protect low-to-middle income New Brunswickers. A refundable provincial HST credit is provided in the amount of $300 for individuals, $300 for spouse or equivalent, and $100 per child under the age of 19 is provided. Single parent families receive a $300 credit for their first child. The full HST credit is provided to New Brunswickers with a family income of less than $35,000 per year. The credit is reduced by two cents for every dollar of income above $35,000 per year. This means that individuals with income of less than $50,000 per year, or a family of two adults and two children with income of less than $75,000 per year could receive some benefit from the HST credit.

Under the HST, businesses receive full input tax credits for tax paid on business purchases. As with the federal GST, the HST provides the same tax-free status for certain goods offered under the GST (e.g. basic groceries). In addition, a number of rebates and credits are available. Books receive a point-of-sale rebate on the 10% provincial portion of the HST.

Gasoline and Motive Fuel Taxes

The gasoline tax is 15.5 cents per litre and the motive fuel tax (diesel) is 21.5 cents per litre. The tax rates for other taxable fuels are as follows: 2.5 cents per litre on aviation fuel; 4.3 cents per litre on locomotive fuel; and, 6.7 cents per litre on propane.

Tobacco Tax

Tobacco taxes are an important tool that governments can use to help discourage smoking and pay for the additional costs smoking imposes on the health care system.

The tobacco tax is 25.52 cents per cigarette or gram of loose or fine cut tobacco.

The tax rate that is applied to cigars is 75% of the normal retail price.

27

Exhibit "99.1" Current Province of New Brunswick Description

Property Taxes

New Brunswick levies a provincial real property tax of $1.1233 per $100 of assessment on property classified as non-owner-occupied residential housing. The provincial tax rate on property classified as other residential is set at $1.2173 per $100 of assessment. A provincial property tax rate of $0.4115 per $100 assessment is imposed on all owner-occupied residential property not within a municipality or in a former Local Service District (LSD) now located in a rural community. Non-residential property is subject to a provincial rate of $2.1860 per $100 of assessment. In addition to the residential and non-residential property tax rates, the Province applies a cost of assessment levy of 1.94 cents per $100 of assessment.

Municipal/local taxes are imposed to defray the cost of providing local services that are not provided by the Province. In the case of incorporated municipalities, municipal taxes are collected by the Province and are remitted back to the municipality. In unincorporated areas, the local tax is collected and retained by the Province, as the Province provides and pays for the provision of local services. On behalf of the Office of the Rentalsman, a fee of 4.86 cents per $100 of assessment is also imposed on residential property that is not owner-occupied and is not exempt under the Assessment Act.

The real property transfer tax is a one-time payment on the purchase of a property when the deed is registered. The real property transfer tax rate is 1% and applies to the greater of the sale price or assessed value of the property.

Federal-Provincial Fiscal Arrangements

Fiscal Equalization Payments

New Brunswick is one of six provinces to receive fiscal equalization payments from the federal government. The Equalization Program assists provinces in providing reasonably comparable levels of public services at reasonably comparable levels of taxation. New Brunswick's equalization payment for the fiscal year ended March 31, 2016 was $1,668.0 million and for the fiscal year ended March 31, 2017 was $1,708.4 million. Fiscal equalization payments accounted for 20.8% of total ordinary revenue for the fiscal year ended March 31, 2016 and 20.1% of the total ordinary revenue for the fiscal year ended March 31, 2017.

Canada Health Transfer (“CHT”) and Canada Social Transfer (“CST”)

In 2016-2017 the federal government provided annual funding through the CHT and CST in support of health care, post-secondary education, social assistance and services, early childhood development, and early learning and child care to provinces and territories. For the fiscal year ended March 31, 2016, major health and social transfers totaled $992.9 million which accounted for 12.4% of total ordinary revenue. For the fiscal year ended March 31, 2017, major health and social transfers totaled $1,032.2 million which accounted for 12.1% of total ordinary revenue. The federal government on December 19, 2011 announced intended changes to its major transfers. The legislated growth of the total CHT cash envelope will continue to grow at 6% annually through 2016-2017. Beginning 2017-2018, the total CHT cash envelope will grow in line with a three-year moving average of nominal GDP, with a 3% floor. The legislated growth of the total CST cash envelope will continue to grow at 3%.

Fiscal Stabilization Program

Under the Fiscal Stabilization Program, the federal government may make unconditional payments to a Province when total revenues of that Province, as per the federal definition, fall short of the previous year’s total due to a downturn in economic activity.

28

Exhibit "99.1" Current Province of New Brunswick Description

Major Ordinary Account Expenditure

For the fiscal year ended March 31, 2017 the Province's ordinary expenditure was $8,394.8 million, 3.7% higher than the ordinary expenditure for the fiscal year ended March 31, 2016. The net increase of $303.1 million was due in large part to increased expense in General Government. Other contributing factors include increased expenses in Economic Development, Social and Community Services, and Education.

These increases were partially offset by decreased expenses in other areas, including Health and Protection Services. The total budget for ordinary account expenditures for the year ending March 31, 2018 is $8,553.6 million.

Ordinary Account Expenditure
	Year Ending March 31,
					Budget
					Estimates
	2014	2015	2016	2017	2018
	(In millions of dollars)
Central Government	814.8	853.3	903.2	1,043.8	1,154.9
Economic Development	160.5	197.6	138.0	213.4	170.0
Education	1,704.8	1,953.9	1,707.8	1,740.9	1,772.7
Employment Development and Labour	118.0	122.3	134.6	138.3	139.2
Social and Community Services	1,075.2	1,115.5	1,114.6	1,182.1	1,172.4
Health	2,610.3	2,621.0	2,695.2	2,689.0	2,736.2
Protection Services	230.5	259.6	270.9	259.7	254.6
Resource Sector	190.3	163.1	152.2	157.1	150.2
Service of the Public Debt	661.9	677.3	678.1	673.3	701.0
Transportation and Infrastructure	295.6	320.6	297.1	297.2	302.4
	7,861.9	8,284.2	8,091.7	8,394.8	8,553.6

Economic Development

Budgeted Economic Development expenditure of $170.0 million represents 2.0% of the total budgeted expenditure for the fiscal year ending March 31, 2018 and is made up of the Department of Tourism, Heritage and Culture ($60.2 million), Opportunities New Brunswick ($45.4 million), and the Regional Development Corporation ($64.4 million).

Education

The Province budgeted $1,772.7 million (20.7% of total budgeted expenditure) for the fiscal year ending March 31, 2018 for Education expenditures. This is made up of estimated operating expenditures of elementary and secondary schools totaling $1,188.5 million, budgeted operating grants to universities estimated at $277.8 million, estimated grants and costs for the New Brunswick Community Colleges of $202.6 million, and General Government expenditures estimated at $103.8 million.

Employment Development and Labour

The Employment Development and Labour expenditure budget of $139.2 million represents 1.6% of the total budgeted expenditures for the fiscal year ending March 31, 2018. This is made up of estimated operating expenditures of the Department of Post-Secondary Education, Training and Labour.

29

Exhibit "99.1" Current Province of New Brunswick Description

Social Development

The total budgeted expenditures in this area for the March 31, 2018 fiscal year are $1,172.4 million (13.7% of total budgeted expenditures). This is made up of programs with the Department of Social Development ($1,168.4 million) and a portion of General Government ($4.0 million). Programs included in the Department of Social Development are: an income security program, child welfare and youth services program, funding for individuals in Nursing Homes and Special Care Homes and assistance for individuals and families in the acquisition and/or retention of suitable accommodations.

Health

The total budgeted expenditures in this area for the March 31, 2018 fiscal year are $2,736.2 million, 32.0% of total budgeted expenditure. The Province pays operating expenditures of approved public hospitals to cover the cost of supplying hospital services. The Province also operates a comprehensive medical services payment plan (Medicare), which covers the costs of eligible medical services incurred by registered residents. For the fiscal year ending March 31, 2018, expenditure on health services is estimated at $2,657.2 million for the Department of Health and $79.0 million for a portion of General Government.

Protection Services

The Protection Services budgeted expenditure of $254.6 million represents 3.0% of total expenditure budgeted for the fiscal year ending March 31, 2018 and is made up of the Department of Justice and Public Safety ($228.6 million), the Office of the Attorney General ($18.3 million) and a portion of General Government ($7.7 million).

Resource Sector

Budgeted expenditure for the Resource Sector is $150.2 million and represents 1.8% of the total budgeted expenditure for the fiscal year ending March 31, 2018 and is made up of the Department of Agriculture, Aquaculture and Fisheries ($33.5 million), a portion of the Department of Environment and Local Government ($11.0 million), the Department of Energy and Resource Development ($102.4 million) and a portion of General Government ($3.3 million).

Transportation and Infrastructure

The Transportation and Infrastructure services budgeted expenditures of $302.4 million represents 3.5% of the total budgeted expenditure for the fiscal year ending March 31, 2018. The Province budgeted $302.1 million for the planning, design and maintenance of highways and public buildings, and the operation of ferry services and $0.3 million for a portion of General Government.

Central Government

The Central Government expenditure of $1,154.9 million estimated for the fiscal year ending March 31, 2018 represents 13.5% of total budgeted expenditure and is made up of expenditures of the Department of Finance ($10.5 million), a portion of the Department of Environment and Local Government ($129.3 million), General Government ($594.2 million), Treasury Board ($16.4 million), other central agencies ($35.3 million), and Consolidated Entities ($369.2 million).

Service of the Public Debt

For the fiscal year ending March 31, 2018 the estimate of $701.0 million for servicing the debt of the Province including interest, foreign exchange, amortization, and other debt management expenditures represents 8.2% of the total budgeted expenditure.

30

Exhibit "99.1" Current Province of New Brunswick Description

Net Capital Expenditures

The following table shows the gross capital expenditure for the four fiscal years ended March 31, 2017 and the Budget Estimates for the fiscal year ending March 31, 2018. The table also shows the total amount of recoveries through cost-sharing agreements with the federal government.

Net Capital Expenditure

					Estimate
	2014	2015	2016	2017	2018
	(In thousands of dollars)

EXPENDITURES
Bridges	33,940	48,708	64,003	63,155	76,980
Economic and Regional Development	4,000	3,575	14,906	32,877	92,470
Highways	206,323	202,270	293,042	299,752	321,405
Hospitals	49,034	198,396	52,012	58,332	110,291
Maritime Provinces Higher Education
Commission – Capital Grants	2,000	2,000	2,000	2,000	2,000
Other Public Buildings	21,702	11,697	32,944	27,459	47,859
Permanent Parks	1,273	678	1,876	2,174	10,570
Schools	104,396	92,550	94,010	96,402	88,057
Vehicles	10,016	9,774	14,143	14,467	16,000
Other	1,837	1,598	2,111	5,426	9,925
	434,521	571,246	571,047	602,044	775,557
RECOVERIES
Recoveries from Canada - Highways	14,964	5,397	16,893	13,565	27,373
Other Recoveries	14,281	8,955	7,953	9,032	7,290
	29,245	14,352	24,846	22,597	34,663
Net Capital Expenditures	405,276	556,894	546,201	579,447	740,894

Special Operating Agencies

Revenue may be generated by the Special Operating Agencies or from transfers from other budgetary accounts. Expenditures are incurred by the agencies in delivering the programs they offer and may be of a capital or operating nature. For the fiscal year ending March 31, 2018, gross revenue is estimated at $268.9 million from the various agencies and expenditures are estimated at $271.2 million.

Loans and Advances

The Province has followed a policy of promoting economic development through the provision of financial assistance to industry. Such assistance has been channeled principally through Opportunities New Brunswick, the Department of Social Development, the Department of Agriculture, Aquaculture and Fisheries, Provincial Holdings Ltd., and Post-Secondary Education, Training and Labour and may take the form of repayable loans, guarantees of bank loans and bond issues and equity investments. Funds required for repayable loans and advances are appropriated annually by the Legislative Assembly and are included in the Province's annual borrowing requirements. Allowances for amounts for which collection is doubtful are reviewed annually and the net balances of loans and advances less allowances are reflected in the Province's accounts.

31

Exhibit "99.1" Current Province of New Brunswick Description

Economic Development

The Minister responsible for Opportunities New Brunswick is responsible for assistance provided under the Opportunities New Brunswick Act:

The Opportunities New Brunswick Act authorizes the Minister to provide financial assistance to aid and encourage the establishment or development of industry on such terms and conditions as are specified by the Lieutenant-Governor in Council. At March 31, 2017, loans and guarantees under the Opportunities New Brunswick Act amounted to approximately $297.6 million. The allowance for doubtful accounts on these loans and guarantees amounted to $131.1 million.

Agriculture, Aquaculture, and Fisheries

The Minister of Agriculture, Aquiculture and Fisheries is responsible for assistance provided under the Agricultural Development Act and the Fisheries and Aquaculture Development Act:

The Agricultural Development Act provides aid to farmers and farm-related businesses by way of loans, grants and loan guarantees to increase income and employment in rural areas of the Province. At March 31, 2017, loans and guarantees outstanding were $13.3 million. The allowance for doubtful accounts totaled $4.9 million.

The Fisheries and Aquaculture Development Act provides financial assistance mainly by way of direct loans to fishermen to purchase and operate fishing vessels and equipment. At March 31, 2017, loans and guarantees outstanding amounted to $31.3 million. The allowance for doubtful accounts totaled $22.3 million.

Social Development

The Department of Social Development carries out the provincial government's housing policies. Loans are issued pursuant to the New Brunswick Housing Act. At March 31, 2017, loans under the New Brunswick Housing Act totaled $85.9 million. The allowance for doubtful accounts on these loans totaled $7.2 million. In accordance with Canadian public sector accounting standards, loans that will be repaid through future provincial appropriations are expensed at the time of issue.

Post-Secondary Education, Training and Labour

The Department of Post-Secondary Education, Training and Labour administers the Student Loan Program which provides financial assistance to New Brunswick residents attending post-secondary institutions. At March 31, 2017, the total of student loans outstanding was $475.7 million. The allowance for doubtful accounts on these loans totaled $108.4 million.

32

Exhibit "99.1" Current Province of New Brunswick Description

FINANCING

Financing Requirements

                Net loans and advances, sinking fund installments and the difference between the cash contributions made to the pension funds and the amounts expensed according to the CPA Canada Handbook as well as several other relatively small items are not included in the budget since they are non-budgetary items.  Borrowing requirements associated with the budget and the aforementioned items for the fiscal year ended March 31, 2017 were $1,827.0 million and for the fiscal year ending March 31, 2018 are estimated at approximately $2,262.6 million.  These amounts include borrowing on behalf of NB Power in the amount of $470 million for the fiscal year ending March 31, 2018 and $300 for the fiscal year ended March 31, 2017.

Non-Public Borrowing

The Province borrows from two non-public sources, the Canada Pension Plan (“CPP”) and the New Brunswick Immigrant Investor Fund (2009) Ltd (“NBIIF”).

The CPP is a compulsory national pension plan in which all provinces other than Quebec participate. Prior to 1998 funds were invested in non-marketable securities issued by participating provinces, provincially guaranteed Crown corporations and the federal government at a rate based on the federal government's long-term public market borrowing costs. Changes to CPP legislation in 1998 allowed for new funds flowing into the CPP to be invested in domestic and foreign equities and for provincial bonds previously issued to the CPP to be rolled over upon maturity on a one-time basis at a cost equal to the respective province’s market rate. At March 31, 2017, New Brunswick had outstanding borrowings from the CPP of $834.3 million.

The NBIIF was established as a Crown corporation under the Department of Business New Brunswick to manage NB’s share of funds from a federal immigrant program. The federal government program was established to attract immigrants to Canada. Under this program potential immigrants may make a financial investment of $800,000 as part of a requirement for attaining Canadian citizenship. The proceeds are divided and distributed among the participating provinces. A federal government condition of the program is that investors receive their principal back after five years. To ensure that this occurred, the NBIIF invested a portion of the money received from investors (collected by the federal government) in five year zero coupon government bonds. The Province of New Brunswick issued bonds directly to the NBIIF to the exact maturity date required. The first bonds were issued in February of 2011. The NBIIF bonds began maturing in September 2015.  At March 31, 2017, New Brunswick had outstanding borrowings form NBIIF of $104 million.

Public Borrowing

At March 31, 2017, the Province had outstanding long-term borrowings for provincial purposes from non-CPP and NBIIF sources totaling $15,527.3  million through the issue and sale of debentures and notes, such securities being denominated in Canadian dollars and U.S. dollars.  Not included in this amount is $4,422.7 million borrowed on behalf of NB Power.

33

Exhibit "99.1" Current Province of New Brunswick Description

Trend and Distribution of Borrowing

The trend and distribution of the amounts and sources of the Province's annual debt financing over the past five fiscal years is shown below.

Funded Debt
	Year Ended March 31,

	2013	2014	2015	2016	2017
	(In millions of dollars)
Canada Pension Plan Liabilities	834.3	834.3	834.3	834.3	834.3
New Brunswick Immigrant Investor Fund (2009) Ltd.	100.5	157.4	174.5	147.7	104.0
Provincial Purpose Public Debt	12,503.5	13,101.9	13,804.6	14,758.5	15,527.3
Advances to NB Power	4,685.4	4,566.3	4,607.1	4,514.3	4,422.7
Total	18,123.7	18,659.9	19,420.5	20,254.8	20,888.3

Growth of Funded Debt for Provincial Purposes

The following tables illustrate the rate of change of the Province's outstanding provincial purpose funded debt and present certain ratios relating that growth to economic indicators. The following tables do not include $450.0 million borrowed during fiscal 2013, and $180 million borrowed during fiscal 2014, $0 million borrowed during fiscal 2015, $480 million borrowed during fiscal 2016 and $300 million borrowed during fiscal 2017 on behalf of NB Power.

The Province is required by legislation to pay annually into a sinking fund the Canadian currency equivalent of not less than 1% of all provincial purpose funded debt. Sinking fund installments are invested in approved securities including direct and guaranteed obligations of the Province. Interest earned on such investments is added to the sinking fund and is reinvested in approved securities. At March 31, 2017 the value of the sinking fund applicable to debt issued for provincial purposes amounted to $4,212.7 million. For the fiscal year ended March 31, 2017, earnings on investments held for the repayment of provincial purpose debt amounted to $192.8 million.

Outstanding Net Provincial Purpose Funded Debt[1] (In millions of dollars unless otherwise indicated)
At March 31,	Canadian Dollars	US Dollars	Swiss Francs	Total[2]	Value of Sinking Funds	Net Provincial Purpose Funded Debt	Change over Previous Year (%)

2013	11,545.3	1,500.0	300	13,438.3	3,955.8	9,482.5	10.1
2014	12,436.7	1,400.0	300	14,093.6	3,883.9	10,209.7	7.7
2015	13,156.5	1,400.0	300	14,813.4	4,049.6	10,763.8	5.4
2016	14,505.0	1,400.0	0	15,740.5	4,201.3	11,539.2	7.2
2017	15,009.9	900.0	600	16,569.6	4,212.7	12,356.9	7.1

34

Exhibit "99.1" Current Province of New Brunswick Description

Comparative Debt Statistics
	Year ended March 31,
	2013	2014	2015	2016	2017
	(In millions of dollars unless otherwise indicated)
Gross Domestic Product at market prices[3]	31,810	32,388	33,028	34,224	34,874
Household Income[3]	29,351	30,123	30,930	32,297	33,201
Total Revenue	,787.9	7,778.0	8,439.2	8,386.2	8,890.2
Net Funded Debt	9,482.5	10,209.7	10,763.8	11,539.2	12,356.9
As % of Gross Domestic Product	29.8%	31.5%	32.6%	33.7%	35.4%
As % of Household Income	32.3%	33.9%	34.8%	35.7%	37.2%
As % of Ordinary Revenue	121.8%	131.3%	127.5%	137.6%	139.0%

1 Debt securities are reported in the currency in which they were originally issued. Some issues have been hedged into Canadian dollars.

2 Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

3 2017 value based on NB Department of Finance forecast

35

Exhibit "99.1" Current Province of New Brunswick Description

Provincial Purpose Funded Debt Maturity Schedule
For Securities Outstanding at March 31, 2017
(In millions of dollars[1] )

Year ended				Total in
31-Mar	CAD$	USD	CHF	CAD$[2]

2018	1,129.8	0.0		1,129.8
2019	126.9	750		730.9
2020	864.0	0		864.0
2021	1,253.1	50		1,302.0
2022	661.4	0		661.4

2018-2022	3,965.2	800.0	-	4,688.1
2023-2027	3,630.7	100.0		3,728.4
2028-2032	500.0	-	600.0	1,309.1
2033-2037	1,673.2	-		1,673.2
2038-2042	2,157.6	-		2,157.6
2043+	2,481.7	-		2,481.7

Total Funded Debt	14,478.40	900.00	600.00	16,038.1

CMHC Debentures	79.8	0		79.8
Nursing Home Mortgages	451.7	0		451.7

Total	15,009.90	900.00	600.00	16,569.6

1 Debt securities are shown in currency in which they were issued.

2 Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent as some of that debt may have been swapped.

From April 1, 2017 to date the Province has borrowed $1,934 million including $300 million on behalf of NB Power.

36

Exhibit "99.1" Current Province of New Brunswick Description

Unfunded Debt

The Province follows an accrual accounting system, as such, expenditures are allocated to the year in which they were incurred regardless of the date of payment resulting in the establishment of accounts payable and accrued liabilities. Such unfunded debt is not secured by debt instruments.

At March 31, 2017, the Province's unfunded debt was as follows:

At March 31, 2017 (In millions of dollars)

Bank Advances and Short Term Borrowing	1,679.8
Trust Deposits	315.9
Accounts Payable and Accrued Expenditures	2,862.6
Deferred Revenue	528.6

Total Unfunded Debt	5,386.9

This unfunded debt is partially offset by assets of the Province in the amount of $4,512.9 million, represented by $2,733.6 million of cash and short term investments, $360.0 million of receivables and advances, $1,200.5 million of taxes receivable, $48.3 million of inventories, and $170.5 million of prepaid and deferred charges.

Contingent Liabilities

The following table summarizes outstanding contingent liabilities at March 31, 2017 with comparable numbers as at March 31, 2016:

	2016	2017
Bank Loans
Under Various Acts	63.4	51.4
Less: Provision for Possible Losses	21	21
Total Contingent Liabilities	42.4	30.4

Due to the adoption of the definition of the Reporting Entity recommended by PSAB of the CPA Canada Handbook, guarantees associated with the debt of the New Brunswick Municipal Finance Corporation are not included in the previous table. These guarantees are as follows:

	At December 31, (In millions of dollars)

	2015	2016

Bonds, Debentures and Notes
New Brunswick Municipal Finance Corporation	866.8	862.7
Accrued Interest	3.1	3.0
Total	869.9	865.7

37

Exhibit "99.1" Current Province of New Brunswick Description

CONSOLIDATION OF NEW BRUNSWICK PUBLIC SECTOR DEBT

Other than the Province, NB Power and the New Brunswick Municipal Finance Corporation, municipalities are the only public sector entities with outstanding debt. Municipalities, with the exception of the City of Saint John, are required to obtain approval from the provincial government before borrowing money for capital expenditures.

Consolidated Funded Debt of the New Brunswick Public Sector
(In millions of dollars)

Province of New Brunswick
	Funded Debt	16,569.60
	Less: Sinking Funds	4,212.70
		12,356.90
Municipalities
	Funded Debt	862.7
Total Public Sector Debt		13,219.60

Information in the foregoing table relative to the Province is at March 31, 2017, and information relative to municipalities is the amount outstanding at December 31, 2016. Excluded is $3,919.7 million (net of sinking funds of $503.0 million) borrowed by the Province on behalf of NB Power. This debt is paid out of the operating revenues of NB Power rather than out of provincial revenues.

VESTCOR CORPORATION

In July 2016 Vestcor Corp. was formed as an independent private not-for-profit company under the Vestcor Act of the New Brunswick Legislature. It provides, through one or more subsidiary corporations, pension and benefits administration, investment management and advisory services and related services to the Members and to any other person, pension fund, trust fund, endowment fund or similar funds.

Under the Vestcor Act, the N.B. Investment Management Corporation was continued as Vestcor Investment Management Corporation (VIMC) on October 1, 2016 and ownership of the company was transferred from the Province of New Brunswick to Vestcor Corp.  Also on October 1, 2016, Vestcor Pension Services Corporation (VPSC) was created as the other operating subsidiary of Vestcor Corp. The net assets and operations of the Pension and Employees Benefits Division of the Province of New Brunswick’s Department of Human Resources were transferred to VPSC under a General Conveyance Agreement with the Province.

38

Exhibit "99.1" Current Province of New Brunswick Description

CROSS REFERENCE SHEET

Information Relating to Public Sector Pension Liabilities Exhibit 99.10 - 2017 Volume 1 Consolidated Financial Statements

PROVINCE OF NEW BRUNSWICK

Retirement Benefits                                                                                             Page 29

Exhibit 99.10

Defined Benefit Pension Plans                                                                          Page 48-49

                                                                                                                                Exhibit 99.10

Defined Contribution Pension Plans                                                                Page 49

                                                                                                                                Exhibit 99.10

Target Benefit Pension Plans                                                                            Page 49-50

                                                                                                                               Exhibit 99.10

Retirement Allowance Plan                                                                                Page 50

                                                                                                                                Exhibit 99.10

Retirement Benefit Liability and Expense (millions)                                       Page 50-55

                                                                                                                                Exhibit 99.10

39

Exhibit "99.1" Current Province of New Brunswick Description

NEW BRUNSWICK POWER CORPORATION

On October 1, 2013, New Brunswick Power Corporation (NB Power) became a single, integrated Crown Corporation. By enactment of the New Brunswick Electricity Act, the former NB Power Group of Companies, New Brunswick Electric Finance Corporation (“NBEFC”), and the New Brunswick System Operator (“NBSO”) were amalgamated into a new vertically integrated Corporation. New Brunswick Power Generation Corporation remained a wholly owned subsidiary of NB Power, with a name change to New Brunswick Energy Marketing Corporation (“NB Energy Marketing”).

NB Power provides New Brunswickers with electricity at the lowest possible cost consistent with safety, reliability and the environment. The electricity is generated at 13 facilities and delivered via power lines, substations and terminals to more than 401,000 direct and indirect customers within New Brunswick. In addition, NB Power exports electricity to New England, Quebec, Nova Scotia, and Prince Edward Island through its subsidiary, NB Energy Marketing.

Information contained in this report is based on NB Power’s Annual Report of 2016-2017, updated for significant events.

At March 31, 2017, NB Power generated electricity at 13 nuclear, hydro, coal, oil, and diesel-powered stations, with an installed net capacity of 3,513 megawatts comprised of 1,439 megawatts of thermal, 889 megawatts of hydro, 660 megawatts of nuclear and 525 megawatts of combustion turbine capacity. Gross investment in all plants at March 31, 2017, excluding construction in progress, had a deemed cost of $3,717 million.

At March 31, 2017, NB Power maintained 6,865 kilometers of transmission lines and 21,121 kilometers of distribution lines with a deemed cost of $227 million and $1,083 million, respectively. NB Power also had a deemed cost of $392 million excluding construction in progress, in terminals and substations.

NB Power has extensive interconnection facilities to take advantage of its favourable geographic position between the two very large electric power systems in Quebec and New England and the other two Maritime Provinces. At March 31, 2017 export interconnection capacity was 2,546 MW and import interconnection capacity was 2,209 MW.

NB Power exports energy to Northern Maine and New England pursuant to export permits from the National Energy Board expiring in the 2026-2027 period.

Significant Events

On October 5th, 2017 NB Power filed a rate application with the Energy and Utility Board (EUB). The application is seeking approval from the EUB for an average 2% rate increase. A hearing on the rate increase application is expected to be held in February 2018.

The following significant events impacted NB Power’s 2016-2017 financial results:

Point Lepreau Nuclear Generating Station

NB Power has continued to invest in PLNGS in pursuit of becoming a top-performing nuclear plant in Canada and among the best in the world. PLNGS is a critical asset to ensure the overall supply and reliability of electricity for NB Power’s customers. Additional investments have begun to demonstrate results as PLNGS achieved its highest annual capacity factor rate of 79 per cent since returning to service following the refurbishment in 2012.

Rate Increase

NB Power applied for a 2% rate increase to begin July 1, 2016. A rate increase of 1.6% beginning July 1, 2016 was granted by the Energy Utilities Board (EUB).

40

Exhibit "99.1" Current Province of New Brunswick Description

Storm Costs

The ice storm in January 2017 had a devastating impact on over 133,000 customers at its peak and resulted in costs of $30 million.

Exports

NB Power secured fewer standard offer service contracts in 2016-2017 fiscal year. The decline in contracts combined with lower average out-of-province export prices due to markets resulted in a decline in the out of province gross margin of $30 million.

Overview of Financial Performance

NB Power’s net earnings were $27 million for the year ended March 31, 2017, compared to $12 million in the prior year. The increase in net earnings of $15 million was largely attributable to higher gains on mark-to-market of fair value through profit and loss investments, and increases in gross margin, partially offset by decreased income on nuclear fund investments and higher OM&A.

Electricity Operations

NB Power incurred earnings from operations of $235 million for the year compared to $244 million for the prior year.

Revenue from electricity sales within New Brunswick totaled $1,369 million for the year, which was $33 million or 2 per cent higher than the prior year. The increase was primarily attributed to the colder temperatures and change in rates in October 2015 and July 2016 partially offset by lower industrial load. Out-of-province revenues of $251 million were $119 million or 32 per cent lower than the prior year as a result of lower volumes resulting from fewer standard offer service contracts.

Expenses attributed to electricity operations were $1,461 million for the year, a decrease of $86 million or 6 per cent lower than the prior year. This is mainly due to lower volumes and lower overall supply costs. Operations, maintenance and administration costs were $33 million higher mainly due to storm costs and Reduce and Shift Demand (RASD) costs related to research and marketing.

Other Expenses

Other expenses (finance costs less investment income and mark-to-market of fair value through profit and loss investments) have the potential for variability due to changes in market values, discount rates, and interest rates.

In 2016-2017 other expenses were $23 million lower than the prior year. This is mainly due to gains on mark-to-market of fair value through profit and loss investments versus losses in prior year partially offset by decreased income on nuclear fund investments.

Net Debt

Net debt decreased by $13 million in 2016-2017, compared to a decrease of $2 million in 2015/16. This is a favourable variance of $11 million. The favourable variance was largely attributable to changes in non-cash working capital balances mainly related to reduction in fuel inventory, higher gross margin, receipt of long term receivable, and withdrawals from the nuclear investment fund, partially offset by higher capital expenditures, higher operations, maintenance and administration expense, and higher payments for post-employment benefits.

41

Exhibit "99.1" Current Province of New Brunswick Description

Operating Results

Revenues

Total revenues were $1,696 million in 2016-2017, representing a $95 million or 5% decrease from 2015/16.

In-province sales of power totaled $1,369 million in 2016-2017, representing a $33 million or 2% increase from 2015-2016. The main contributors to the year-over-year variance were:

a)	$28 million increase due to October 2015 and July 2016 rate increases
b)	$16 million increase due to colder weather in 2016/17

partially offset by

c)	$6 million decrease due to load reduction (industrial partially offset by increased residential and general service)
d)	$4 million decrease due to lower load related to large Industrial Renewable Energy Purchase Program (LIREPP)
e)	$1 million decrease in interruptible sales

In 2016-2017, out-of-province sales of power were $251 million, a decrease of $119 million or 32% compared to 2015-2016. The main contributors to the year-over-year variance were:

(a)	$94 million decrease due to lower volumes as a result of loss of standard offer service contracts
(b)	$14 million decrease due to lower market prices
(c)	$11 million decrease due to lower renewable energy credit sales due to market conditions

Miscellaneous revenue was $76 million in 2016-2017, a decrease of $9 million compared to 2015-2016. This decrease was mainly due to reduction in contribution from Province for Efficiency NB integration and decline in LED street light sales to third parties.

For the fiscal year ended March 31, 2017, energy was supplied as follows:

Composition of Energy Supply

	Total	In Province
	(%)

Hydro	15.9	19.5
Thermal	22.3	21.8
Nuclear	27.1	31.3
Purchases	34.7	27.4

Total	100.0	100.0

Fuel and Purchased Power

The cost of fuel and purchased power was $702 million in 2016-2017, a decrease of $128 million or 15% from 2015-2016. The year-over-year variance in fuel and purchased power costs was mainly attributable to:

(a)	$77 million lower overall volumes required as there were less in-province and export sales
(b)	$51 million lower overall supply costs (lower purchase power prices, higher hydro flows, higher production at PLNGS, and lower heavy fuel oil and coal costs)

42

Exhibit "99.1" Current Province of New Brunswick Description

Operations, Maintenance and Administration

Operations, maintenance and administration costs were $483 million in 2016-2017, a $33 million or 7% increase compared to 2015-2016. The significant changes were:

(a)	$20 million higher costs associated with major ice storm in 2016-2017
(b)	$20 million higher associated with RASD costs related to research and marketing, increase in professional services (efficiency services, and Kingsclear bank remediation project), and increase in customer incentives and rebates (smart habits and ductless heat pump)

partially offset by

(c)	$7 million lower due to capitalizing labour costs associated with PLNGS planned outage in 2016-2017

Depreciation and Amortization

Depreciation and amortization costs were $233 million in 2016-2017, a $7 million or 3% increase compared to 2015-2016. The significant changes were:

(a)	$13 million increase due to additional costs associated with outage at PLNGS
(b)	$6 million increase associated with various capital projects partially offset by

(c)	$7 million decrease due to Dalhousie decommissioning adjustment as costs are lower than anticipated
(d)	$5 million decrease due to used fuel management (UFM) and decommissioning rate change and change in estimated cost of UFM

Finance Charges Less Investment Income

Finance charges less investment income were $196 million in 2016-2017. This represents a $23 million or 11% decrease from 2015-2016. The significant changes were:

(a)	$51 million decrease due to higher gains on mark-to-market of fair value through profit and loss investments due to changes in market conditions
(b)	$7 million decrease due to lower interest on long-term debt

partially offset by

(c)	$35 million increase due to lower income on nuclear fund investments

Liquidity and Capital Resources

Investing activities were $261 million in 2016-2017. This year-over-year increase of $57 million or 28% resulted primarily from the following:

(a)	$47 million increased spending on PLNGS planned outage and other projects at Lepreau
(b)	$22 million increased spending on corporate, transmission, and distribution projects partially offset by decreased spending on RASD
(c)	$5 million increased spending on decommissioning
(d)	$5 million decreased nuclear fund withdrawals

partially offset by

(e)	$24 million decreased spending on Generation projects including Mactaquac

43

Exhibit "99.1" Current Province of New Brunswick Description

Cash Flow from Operating Activities

Cash flow from operating activities was $253 million in 2016-2017. This year-over-year increase of $70 million or 38% resulted primarily from the following:

(a)	$49 million increase as a result of higher gains on mark-to-market of fair value through profit and loss investments due to changes in market conditions
(b)	$16 million increase associated with receipt of long-term receivable
(c)	$12 million increased customer contributions
(d)	$8 million decreased interest paid

partially offset by

(e)	$15 million increased post-employment benefits payouts

Total Net Debt

The NB Power’s total net debt decreased by $13 million in 2016-2017 and was mainly due to the net favourable variance in operating activities and investing activities.

44

Exhibit "99.1" Current Province of New Brunswick Description

Statistical Information

The following tables set forth certain statistical information for the five fiscal years ended March 31, 2017. (Certain comparative figures have been reclassified to conform to the current year’s presentation)

Selected Output and Sales Data
	2013	2014	2015	2016	2017
System Power Generated and Purchased (In millions of kilowatt hours)
Generated	7,463	11,985	11,660	10,636	11,702
Purchased	10,595	7,989	8,057	8,655	6,206
	18,058	19,974	19,717	19,291	17,908
Less: Station service and losses (transformer and transmission)	1,054	1,280	1,162	1,346	1,176
Total Energy Available	17,004	18,694	18,555	17,945	16,732

Electric Sales
In-province	12,885	13,388	13,648	13,090	13,039
Out-of-province	3,725	4,966	4,575	4,533	3,360
Total Electric Sales	16,610	18,354	18,223	17,623	16,399

Revenue from Sale of Power (In millions of dollars)
In-province	1,269	1,328	1,374	1,336	1,369
Out-of-province	254	391	346	370	251
Total revenue from sale of power	1,523	1,719	1,720	1,706	1,620
Miscellaneous revenue and transmission	82	78	71	85	76

Total Revenue	1,605	1,797	1,791	1,791	1,696

Number of Customers (direct and indirect)	394,585	397,588	397,633	399,055	401,166
Average Revenue per kilowatt-hour
In-province	9.85¢	9.92¢	10.07¢	10.21¢	10.50¢
Out-of-province	6.82¢	7.87¢	7.56¢	8.16¢	7.47¢

45

Exhibit "99.1" Current Province of New Brunswick Description

The following summary financial information was extracted from the audited consolidated financial statements of NB Power Corporation.

Statement of Financial Position Summary
As at March 31,
2016	2017
(in millions of dollars)
Assets
Current assets	469	444
Property, plant and equipment	4,237	4,280
Other non-current assets	1,189	1,235
Total Assets	5,895	5,959
Regulatory balances Total Assets and Regulatory Balances	1,021 6,916	1,009 6,968
Liabilities and Shareholder’s Equity
Current liabilities	1,646	1,708
Long-term debt	4,124	4,007
Other non-current liabilities	939	933
Shareholder equity	207	320
Total Liabilities and Shareholder’s Equity	6,916	6,968
Statement of Earnings Summary
Year Ended march 31, CGAAP IFRS
2013	2014	2015	2016	2017
(in millions of dollars)
Revenues
In-province sales of power Out-of-province sales of power Miscellaneous revenue Mark-to-market gain or (loss) on derivatives Expenses	1,269 254 74 8	1,328 391 78 -	1,374 346 71 -	1,336 370 85 -	1,369 251 76 -
Total fuel and purchased power Operations, maintenance and administration	(807) (449)	(834) (437)	(825) (419)	(830) (450)	(702) (483)
Depreciation and amortization	(184)	(230)	(230)	(226)	(233)
Taxes, other than special payments in lieu of income taxes	(39)	(36)	(37)	(41)	(43)
Finance charges	(181)	(223)	(327)	(285)	(280)
Sinking funds and other investment income	38	87	123	67	34
Mark-to-market of fair value through profit and loss investments	-	-	41	(1)	50
Regulatory deferral	82	(69)	(17)	(13)	(12)
Net earnings	65	55	100	12	27

46

Exhibit "99.1" Current Province of New Brunswick Description

Cash Flow Summary
	Year Ended March 31, CGAAP IFRS
	2013	2014	2015	2016	2017
	(in millions of dollars)

Cash flow from operations	102	296	538	477	477
Change in working capital	19	(45)	88	(33)	15
Other	(17)	(28)	(261)	(261)	(239)
Operating activities	104	223	365	183	253
Investing activities	(294)	(179)	(282)	(204)	(261)
Financing activities	185	(42)	(83)	20	7
Net cash (outflow) inflow	(5)	2	-	(1)	(1)
Cash and short-term investments
Beginning of Year	6	1	3	3	2
End of year	1	3	3	2	1

47

Exhibit "99.1" Current Province of New Brunswick Description

PROVINCE OF NEW BRUNSWICK FUNDED DEBT OUTSTANDING AT MARCH 31, 2017 (in thousands of dollars)
Date of Maturity	Interest Rate %	Sinking Fund Installment Rate %	Series	Currency Amount	Outstanding Amount CDN	Date Issued	Note
Repayable in United States Dollars:
15 June 2018	2.75	1	HD	750,000.0	734,000.0	June 2011	2, 18
15 May 2020	9.75	1	DU	200,000.0	248,570.0	May 1990	2, 8
1 May 2022	8.75	1	EI	200,000.0	230,900.0	May 1992	2, 9
				1,150,000.0	1,213,470.0

Repayable in Swiss Francs:
19 January 2029	0.26	1	HV	200,000.0	261,100.0	January 2017	2, 30
7 November 2031	0.21	1	HU	400,000.0	548,000.0	November 2016	2, 29
				600,000.0	809,100.0

48

Exhibit "99.1" Current Province of New Brunswick Description

FUNDED DEBT OUTSTANDING AS AT 31 MARCH 2017
Date of Maturity	Interest Rate %	Sinking Fund Installment Rate %	Series	Outstanding Amount CDN (in thousands of dollars)	Date Issued	Note
28 Apr. 2017-29 Mar. 2018	0	1	NBIIF	29,788.0	May 2012-Mar. 2013	15
27 June 2017	6.75	1	FO	250,000.0	Nov. 1997	2
27 Dec. 2017	6	1	FP	250,000.0	Nov. 1997	2
14 Mar. 2018	4.361	1	GU	120,000.0	Mar. 2008	2
26 Mar. 2018	4.45	1	GV	900,000.0	May 08, Nov.2008, Apr. 2009	2, 12
30 Apr. 2018 – 29 Mar. 2019	0	1	NBIIF	56,949.2	May 2013 – Mar. 2014	15
26 Sept 2018	2.15	1	HL	100,000.0	June 2013	2
12 Feb. 2019	Floating	1	HR	250,000.0	Feb. 2016	2, 27
2 Apr. 2019-3 Mar. 2020	5.64-6.82	1	CP	46,892.0	1999-2000	1
30 Apr. 2019 – 31 Mar. 2020	0	1	NBIIF	17,156.2	May 2014 – Apr. 2015	15
3 June 2019	4.40	1	HA	900,000.0	May, June, Sept 09	2, 14
1 Aug 2019	Floating	1	HP	350,000.0	June 2014	2, 24
1 Apr. 2020-2 Mar. 2021	6.25-6.76	1	CP	53,014.0	2000-2001	1
30 Apr 2020	0	1	NBIIF	91.2	May 2015	15
2 June 2020	4.50	1	HC	1,365,000.0	2010-2011	2, 17
1 Apr. 2021-1 Mar. 2022	6.26-6.70	1	CP	74,784.4	2001-2002	1
9 May 2021	3.04	1	CP	86,575.0	May 2012	6
3 Dec 2021	3.35	1	HF	900,000.0	Oct, Nov 11, Feb 12	2, 19
1 Apr. 2022-1 Mar. 2023	5.79-6.51	1	CP	73,185.0	2002-2003	1
4 May 2022	1.550	1	HQ	900,000.0	Apr. 2016-Feb. Apr. Nov. 15	2, 26
5 Apr. 2023-1 Mar. 2024	5.37-6.06	1	CP	71,205.0	2003-2004	1
2 June 2023	2.85	1	HI	1,000,000.0	Nov 2012, Jan-Mar 2013	2,21
31 Mar. 2024	4.67	1	GP	100,000.0	Mar. 2006	2
2 Apr. 2024-10 Jan. 2025	5.16-5.83	1	CP	67,087.0	2004-2005	1
3 June 2024	3.65	1	HN	850,000.0	Dec. 13, May 14, Jul. 15	2, 25
10 Apr. 2025-10 May 2025	4.97-5.10	1	CP	19,188.0	2005	1
25 July 2025	3.47	1	HM	200,000.0	June 2013	2
14 Aug 2026	2.600	1	HS	600,000.0	April 2016, March 2017	2, 28
27 Dec. 2028	5.65	1	FT	500,000.0	July 98, Feb. 99	2, 3
15 Dec. 2029	6.29	1	FV	50,000.0	Dec. 1999	4
27 Jan. 2034	5.5	1	GJ	550,000.0	Jan., Nov. 2004	2, 5
19 Mar. 2034	5.15	1	GZ	50,000.0	Mar. 2009	2
26 Sep. 2034	5	1	GW	150,000.0	Sept 2008	2
10 July 2035	4.73	1	CP	50,302.0	2005, 2006-2007	6
26 Sep. 2035	4.65	1	GO	650,000.0	Sept 05, Jan 07	2, 7
26 Mar. 2037	4.55	1	GS	900,000.0	Mar. June. Sep. 07	2, 10
26 Mar. 2037	4.63	1	CP	7,856.0	Apr. 2007	6
12 Nov. 2037-1 Dec. 2038	3.94-3.96	1	CP	79,432.0	Mar 2014	6
2 June 2039- 1 Mar 2040	4.76-5.13	1	CP	64,307.0	2009-2010	6
26 Sept. 2039	4.8	1	GT	1,200,000.0	2007 – 2010	2, 11
5 Apr 2040-3 Dec 2040	4.51-4.96	1	CP	40,360.0	2010	6
3 June 2041	4.8	1	HB	1,175,000	2010-2014	2, 16
10 July 2041	4.4	1	CP	58,458.0	July 2011	6
10 July 2042	3.53	1	CP	41,673.0	July 2012	6
3 June 2043	3.55	1	HH	1,200,000	Jun 12,May-Oct 13, Jan14	2, 13
14 Aug 2045	3.8	1	HO	1,250,000	Jun-Dec 14, July – Dec.15	2, 23
14 Aug 2048	3.1	1	HT	250,000.0	July 2016	2
3 June 2055	3.55	1	HG	315,000.0	Jan, Dec. 2012	2, 20
3 June 2065	3.55	1	HK	225,000.0	Mar. 2013	2

Total Canadian Outstanding				18,438,303.0
Total Amount Outstanding				20,460,873.0

49

Exhibit "99.1" Current Province of New Brunswick Description

Notes to Funded Debt Outstanding

(1) Issued to Canada Pension Plan Investment Fund, not negotiable, transferable or assignable. Twenty year bonds redeemable in whole, or in part prior to maturity on not less than 30 days’ notice.
(2) Non-callable.
(3) In February 1999, the Province issued an additional $250 million of its Series FT debentures.

(4)     Puttable at par on 15 December 2007 at the option of the note holder with 10 calendar days’ notice. The interest rate is 5.75% to 15 December 2007. After this date, until maturity, the interest rate is 6.29%.

(5) In November 2004, the Province issued an additional $250 million of its Series GJ debentures.

(6)     Issued to the Canada Pension Plan Investment Board, non-negotiable or transferable. Assignable only to a wholly-owned subsidiary of the CPP Investment Board. Thirty year or less bonds redeemable in whole or in part prior to maturity on not less than six days’ notice.

(7) In January 2007, the Province issued an additional $400 million of its Series GO debentures.

(8)     Canadian $48,920.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province’s debt of U.S. $50 million of Series DU due 15 May 2020. Interest is payable semi-annually in Canadian dollars at a fixed rate.

(9)     Canadian $97,800.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province’s debt of U.S. $100 million of Series EI due 1 May 2022. Interest is payable semi-annually in Canadian dollars at a fixed rate.

(10) The Province issued an additional $300 million in June 2007 and $300 million in September 2007 of its Series GS debentures.
(11) The Province issued an additional $300 million in May 2008, $300 million in April 2009 and $300 million in March 2010, of its Series GT debentures.

(12) The Province issued an additional $300 million in November 2008 and $300 million in April 2009, of its Series GV debentures.

(13) The Province issued an additional $300 million in May 2013, $300 million in October 2013 and $300 million January 2014 of its Series HH debentures.

(14) The Province issued an additional $300 million in June 2009 and $300 million in September 2009 of its Series HA debentures.

(15) Issued to the New Brunswick Immigrant Investor Fund (2009) Ltd, non-negotiable or transferable.

(16) The Province issued an additional $300 million in April 2010, $300 million in February 2011 and $100 million in February 2012 and $175 million December 2014 of its Series HB debentures.

(17) The Province issued an additional $500 million in May 2010, $300 million in December 2010 and $165 million in February 2011 of its Series HC debentures.
(18) Canadian $734,000,000 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment at maturity of the Province’s debt of Series HD 2.75% $750 million US due 15 June 2018. Interest is payable semi-annually in Canadian dollars at a fixed rate.

(19) The Province issued an additional $300 million in November 2011 and $300 million in February 2012 of its Series HF debentures.
50

Exhibit "99.1" Current Province of New Brunswick Description

(20) The Province issued an additional $65 million in January 2012 and $150 million in December 2012 of its Series HG debentures
(21) The Province issued an additional $300 million in January 2013 and $300 million in March 2013 of its Series HI debentures.
(22) Interest is payable quarterly in Canadian dollars at a floating rate.
(23) In December 2014, the Province issued an additional $300 million of its Series HO, $400 million in July 2015 and $250 million in December 2015 which was issued in June 2014.
(24) Canadian $350,000.0 represents the amount payable under an interest rate swap agreement with a counterparty of its Series HP. Interest is payable monthly in Canadian dollars at a floating rate.
(25) The Province issued an additional $300 million in May 2014, and $150 million in July 2015 of its Series HN
(26) The Province issued an additional $300 million in April 2016, $100 million in April 2015 and $400 million in November 2015 of its Series HQ debentures.
(27) Canadian $250,000.0 represents the amount payable under an interest rate swap agreement with a counterparty of its Series HR. Interest is payable quarterly in Canadian dollars at a floating rate.
(28) In April 2016, the Province issued $300 million of its Series HS and an additional $300 million in March 2017.

(29)  Canadian $548,000.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province’s debt of Suisse Francs 400 million of Series HU 0.21% due 7 November, 2031. Interest is payable annually in Canadian Dollars at a fixed rate.

(30) Canadian $261,100.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province’s debt of Suisse Francs 200 million of Series HV 0.26% due 19 January, 2029. Interest is payable annually in Canadian Dollars at a fixed rate

51

Exhibit "99.1" Current Province of New Brunswick Description

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar to permit the rate to be determined by fundamental market forces without intervention except as required to maintain orderly conditions.

Spot exchange rates for the U.S. dollar and Swiss franc in Canada, expressed in Canadian dollars, are shown in the table below for 2012 through 2016.

Average of Noon Spot Rates	2012	2013	2014	2015	2016
U.S. Dollar	0.9996	1.0299	1.1045	1.2787	1.3248
Swiss Franc	1.0662	1.1117	1.2078	1.3286	1.3450

Source: Bank of Canada

SOURCES OF INFORMATION

Information included herein which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of such publication as an official public document.

All financial information of the Province contained herein was obtained from the annual Budget and Main Estimates, any financial reviews pertaining thereto and the Public Accounts, or was prepared by representatives of the Department of Finance and Treasury Board in their official capacities. The information set forth under "Province of New Brunswick", and other than as described in the preceding paragraph, was prepared by representatives of the Department of Finance and Treasury Board in their official capacities.

52